FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

03036215

Salomon Brothers Mortgage Securities VII, Inc.
Exact Name of Registrant as Specified in Charter

0001268488
Registrant CIK Number

Form 8-K, October 29, 2003, Series 2003-CB5
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-83816 -13
SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
NOV 03 2003 B
THOMSON FINANCIAL

PROCESSING
SEC MAIL
OCT 30 2003
WASH., D.C.

[TPW: NYLEGAL:185238.2] 15527-01297 10/29/03 06:39pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 28, 2003

SALOMON BROTHERS MORTGAGE SECURITIES VII, INC.

By: ______________________

Name: David Reedy

Title: Asst. Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

[TPW: NYLEGAL:185238.2] 15527-01297 10/29/03 06:39pm

Term Sheet **Date Prepared: October 16, 2003**

C-BASS Mortgage Loan Asset-Backed Certificates,

C-BASS
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

Series 2003-CB5*

Approximate Total Offered Size: $336,187,000

Credit-Based Asset Servicing and Securitization LLC
Seller
Litton Loan Servicing LP
Servicer
Salomon Brothers Mortgage Securities VII, Inc.
Depositor

Tranche	Amount(1)	Int. Type / Class	Coupons	Ratings (S&P/Moody's/Fitch)	WAL (Call/Mat)
OFFERED CERTIFICATES					
Class AV-1	$162,529,000	Floating / Senior	[ ]% (2)	AAA/Aaa/AAA	2.35/2.54
Class AV-2	$69,586,000	Floating / Senior	[ ]% (2)	AAA/Aaa/AAA	2.37/2.57
Class AF	$49,650,000	Fixed / Senior	[ ]% (3)	AAA/Aaa/AAA	2.78/3.10
Class M-1	$22,647,000	Floating / Mezz	[ ]% (2)	AA/Aa2/AA	5.04/5.58
Class M-2	$18,433,000	Floating / Mezz	[ ]% (2)	A/A2/A	4.96/5.54
Class M-3	$4,565,000	Floating / Mezz	[ ]% (2)	A-/A3/A-	4.93/5.35
Class B-1	$5,266,000	Floating / Mezz	[ ]% (2)	BBB+/Baa1/BBB+	4.93/5.30
Class B-2	$3,511,000	Floating / Mezz	[ ]% (2)	BBB/Baa2/BBB	4.93/5.22
NON-OFFERED CERTIFICATES					
Class B-3	$5,969,000	Floating / Mezz	[ ]% (2)	BBB-/Baa3/BBB-	4.91/5.07

(1) Certificate sizes are subject to change (+/- 5%)
(2) Class AV-1 and Class AV-2 will bear interest at variable rates, and their respective margins will increase by 2x following the Optional Termination Date; Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates will bear interest at variable rates and their margins will increase by 1.5x following the Optional Termination Date
(3) Class AF coupon is fixed and will increase by 1.00% following the Optional Termination Date

Transaction Overview:

Lead Manager: **Citigroup Global Markets, Inc**
Co Managers: JP Morgan Chase
Rating Agencies: S&P / Moody's / Fitch
Trustee: U.S. Bank National Association

Expected Pricing Date: October 17, 2003
Expected Settlement Date: October 29, 2003

For Further Information:

Mortgage Finance
Susan Mills (212) 723-6376
David Reedy (212) 723-6392
Phil Seares (212) 723-1145
Brian Appell (212) 723-6395
Bobbie Theivakumaran (212) 723-6753

MBS Trading
Jim De Mare (212) 723-6217
Matthew Cherwin (212) 723-6217

MBS Structuring
Mike Leung (212) 723-6325
Adrian Wu (212) 723-6406

MBS Research
Ivan Gjaja (212) 816-8320

*All numbers are preliminary and subject to change.

citigroup

TRANSACTION SUMMARY

Title of Securities:	C-BASS Mortgage Loan Asset-Backed Certificates, Series 2003-CB5
Offered Certificates:	Class AF, Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3, Class B-1 and Class B-2 Certificates
Non-Offered Certificates:	Class B-3, Class X, Class N, and Class R Certificates
Class A or Senior Certificates:	Class AF, Class AV-1 and Class AV-2 Certificates
Group I Certificates:	Class AV-1 Certificates
Group II Certificates:	Class AV-2 Certificates
Group III Certificates:	Class AF
Subordinate Certificates:	Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3
Seller:	Credit-Based Asset Servicing and Securitization LLC ("C-BASS")
Servicer:	Litton Loan Servicing LP, an affiliate of the Seller
Depositor:	Salomon Brothers Mortgage Securities VII, Inc.
Trustee:	U.S. Bank National Association
Closing Date:	On or about October 29, 2003
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing November 25, 2003.
Cut-off Date:	October 1, 2003
Payment Delay:	Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates have a 0 day delay Class AF Certificates have a 24 day delay
Day Count:	Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates are Actual/360 Class AF Certificates are 30/360
Servicing Fee Rate:	0.50% per annum
Trustee Fee Rate:	[0.0095%] per annum
Administrative Fees:	Servicing Fee and Trustee Fee
Denomination:	$25,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	All Classes will NOT be SMMEA eligible.
ERISA Eligibility:	All Senior Certificates may be ERISA eligible. The Class M and Class B Certificates will not be ERISA eligible.
Tax Status:	The Class AF, Class AV-1, Class AV-2, Class M-1, Class M-2, Class B-1, Class B-2 and Class B-3 Certificates will be treated as REMIC regular interests for federal income tax purposes.

STRUCTURE SUMMARY

Structure: Senior/Mezzanine/Overcollateralization Structure

Pricing Speed: 2.3% to 23% CPR for months 1 to 10 and 23% CPR thereafter on the Fixed-Rate Mortgages
28% CPR on the Adjustable-Rate Mortgages

Mortgage Pool: As of the Cutoff Date, the Mortgage Pool consists of 2,076 fixed rate and adjustable-rate, closed end mortgage loans, secured by 1st and 2nd lien, level pay and balloon mortgages on primarily 1-4 family properties with an approximate outstanding principal balance of $351,110,060 as of the Cutoff Date.

The Group I Mortgage Loans will represent approximately 1,128 fixed and adjustable-rate Mortgage Loans with principal balances that conform to Freddie Mac and Fannie Mae guidelines totaling approximately $202,528,742 and the Group II Mortgage Loans will represent approximately 381 fixed and adjustable-rate Mortgage Loans with principal balances which may or may not conform to Freddie Mac and Fannie Mae guidelines totaling approximately $86,711,551. Group III Mortgage Loans will represent approximately 567 fixed rate Mortgage Loans with principal balances which may or may not conform to Freddie Mac and Fannie Mae guidelines totaling approximately $61,869,767.

Pass-Through Rate:

- The monthly Pass-Through Rate for the Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates on each Distribution Date is the lesser of:
  - (1) the Formula Rate
  - (2) the related Net WAC Cap or the Subordinate Net WAC Cap, as applicable, for that Distribution Date
- The monthly Pass-Through Rate for the Class AF Certificates on each Distribution Date is the lesser of:
  - (1) the Fixed-Rate determined at the time of pricing
  - (2) the related Net WAC Cap for that Distribution Date
- The Formula Rate for Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates is as follows:
  - *On or prior to the Optional Termination Date:* 1-Month LIBOR plus a margin which will be set at pricing for the Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates.
  - *After the Optional Termination Date:* 1-Month LIBOR plus 2x the margin for Class AV-1 and Class AV-2 and 1-Month LIBOR plus 1.5x the margin for Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates. Margins will be set at pricing for each applicable Offered Certificate and Class B-3 Certificate.
- The Class AF Certificate fixed coupon will increase by 1.00% after the Optional Termination Date.

Principal Payments for Senior Certificates: Prior to the Stepdown Date or if a Trigger Event occurs, the Senior Certificates will receive ALL of the principal collected on the related mortgage loans plus any Excess Interest from the mortgage loans required to maintain the applicable Overcollateralization Target.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Senior Certificates will be an amount such that the Senior Certificates will have 39.50% of the current balance of the mortgage loans in its respective group as credit enhancement (which is approximately 2x the initial credit support).

citigroup

Principal Payments for Subordinate Certificates:

The Subordinate Certificates will NOT receive any principal payments until on or after the Stepdown Date.

Thereafter (assuming no Trigger Event is in effect), principal will be shared among the Subordinate Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Group I Principal Remittance Amount:

For any Distribution Date is equal to the aggregate of:

(i) the principal portion of all scheduled monthly payments on the Group I mortgage loans actually received or advanced on or prior to the related Determination Date;

(ii) the principal portion of all proceeds received in respect of the repurchase of a Group I mortgage loan, or, in the case of a substitution, amounts representing a principal adjustment, as required by the pooling and servicing agreement during the related Prepayment Period; and

(iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period net of reimbursements, including reimbursements to the trustee and the master servicer, to the extent applied as recoveries of principal on the Group I mortgage loans

Group II Principal Remittance Amount:

For any Distribution Date is equal to the aggregate of:

(i) the principal portion of all scheduled monthly payments on the Group II mortgage loans actually received or advanced on or prior to the related Determination Date;

(ii) the principal portion of all proceeds received in respect of the repurchase of a Group II mortgage loan, or, in the case of a substitution, amounts representing a principal adjustment, as required by the pooling and servicing agreement during the related Prepayment Period; and

(iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period net of reimbursements, including reimbursements to the trustee and the master servicer, to the extent applied as recoveries of principal on the Group II mortgage loans

Group III Principal Remittance Amount:

For any Distribution Date is equal to the aggregate of:

(i) the principal portion of all scheduled monthly payments on the Group III mortgage loans actually received or advanced on or prior to the related Determination Date;

(ii) the principal portion of all proceeds received in respect of the repurchase of a Group III mortgage loan, or, in the case of a substitution, amounts representing a principal adjustment, as required by the pooling and servicing agreement during the related Prepayment Period; and

(iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period net of reimbursements, including reimbursements to the trustee and the master servicer, to the extent applied as recoveries of principal on the Group III mortgage loans

Optional Termination:

10% cleanup call based on the Cut-off Date Principal Balance of the mortgage loans. The Servicer or an affiliate of the Servicer shall have the right to exercise the clean-up call. If the Servicer, or any of its affiliates, exercises the cleanup call, the Offered Certificateholders and the Class B-3 Certificate holders are entitled to:

- Outstanding principal balance of the Offered Certificates and Class B-3 Certificates
- Current interest accrued on such balance at the related Pass-Through Rate
- Interest previously earned but not paid (if any)
- "LIBOR Carryover Amount" (if any)

STRUCTURE SUMMARY *(Continued)*

Class AV-1 Net WAC Cap:	For any Distribution Date, the Class AV-1 Net WAC Cap will equal the weighted average of the Net Mortgage Interest Rates of the Group I Mortgage Loans (calculated on an Actual/360 basis), weighted on the basis of the mortgage loan balances as of the first day of the related Collection Period.
Class AV-2 Net WAC Cap:	For any Distribution Date, the Class AV-2 Net WAC Cap will equal the weighted average of the Net Mortgage Interest Rates of the Group II Mortgage Loans (calculated on an Actual/360 basis), weighted on the basis of the mortgage loan balances as of the first day of the related Collection Period.
Class AF Net WAC Cap:	For any Distribution Date, the Class AF Net WAC Cap will equal the weighted average of the Net Mortgage Interest Rates of the Group III Mortgage Loans (calculated on a 30/360 basis), weighted on the basis of the mortgage loan balances as of the first day of the related Collection Period.
Subordinate Net WAC Cap:	For any Distribution Date, the Subordinate Net WAC Cap will equal the weighted average net mortgage rates of each loan group (calculated on an Actual/360 basis), weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates.
Net Mortgage Interest Rate:	For each Mortgage Loan the applicable Mortgage Interest Rate less the sum of: (i) the Servicing Fee Rate, and (ii) the Trustee Fee Rate.
LIBOR Carryover Amount:	If on any Distribution Date, the Pass-Through Rate for the Certificates is limited by the applicable Net WAC Cap, the excess of (i) the amount of interest the Certificates would have accrued for such Distribution Date based on its respective Pass-Through Rate as applicable, over (ii) the amount of interest the Certificates accrued for such Distribution Date based on the applicable Net WAC Cap, together with the unpaid portion of any such excess from prior Distribution Dates plus interest accrued thereon.
Interest Carry Forward Amount:	As of any Distribution Date the sum of: (x) the excess, if any, of the Accrued Certificate Interest and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and (y) interest on such excess at the applicable Pass-Through Rate on the basis of the actual number of days elapsed since the prior Distribution Date.
Excess Interest:	Excess Interest, to the extent it is not used for other required purposes, including to absorb realized losses on the mortgage loans, to cover interest shortfalls on the Certificates or to fund any overcollateralization deficiency, will be available to make payments of the LIBOR Carryover Amount to the Certificates in an amount equal to any reductions in the amount of interest payable to such holders caused by application of the related Net WAC Cap.
Senior Enhancement Percentage:	For any Distribution Date is the percentage obtained by dividing (x) the sum of: (i) the aggregate Certificate Principal Balance of the Subordinate Certificates, and (ii) the Overcollateralization amount, in each case before taking into account the distribution of the Principal Distribution Amount on such Distribution Date by (y) the Pool Balance as of the last day of the related Collection Period.

STRUCTURE SUMMARY *(Continued)*

Class AF Principal Distribution Amount: With respect to any Distribution Date, an amount, not less than zero, equal to the excess of (i) the outstanding balance of the Class AF Certificates over (ii) the lesser of (a) approximately 60.50% of the outstanding collateral balance of the Group III Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance of the Group III Mortgage Loans on the last day of the related Collection Period minus $309,349.

Class AV-1 Principal Distribution Amount: With respect to any Distribution Date, an amount, not less than zero, equal to the excess of (i) the outstanding balance of the Class AV-1 Certificates over (ii) the lesser of (a) approximately 60.50% of the outstanding collateral balance of the Group I Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance of the Group I Mortgage Loans on the last day of the related Collection Period minus $1,012,644.

Class AV-2 Principal Distribution Amount: With respect to any Distribution Date, an amount, not less than zero, equal to the excess of (i) the outstanding balance of the Class AV-2 Certificates over (ii) the lesser of (a) approximately 60.50% of the outstanding collateral balance of the Group II Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance of the Group II Mortgage Loans on the last day of the related Collection Period minus $433,558.

Class M-1 Principal Distribution Amount: With respect to any Distribution Date, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior Certificates after distribution of the Class AV-1, Class AV-2 and Class AF Principal Distribution Amounts on the related Distribution Date and (b) the outstanding balance of the Class M-1 Certificates over (ii) the lesser of (a) approximately 73.40% of the outstanding collateral balance Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period minus $1,755,550.

Class M-2 Principal Distribution Amount: With respect to any Distribution Date, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior Certificates and Class M-1 Certificates after distribution of Class AV-1, Class AV-2 and Class AF Principal Distribution Amounts and the Class M-1 Principal Distribution Amount, respectively, on the related Distribution Date and (b) the outstanding balance of the Class M-2 Certificates over (ii) the lesser of (a) approximately 83.90% of the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance Mortgage Loans on the last day of the related Collection Period minus $1,755,550 .

Class M-3 Principal Distribution Amount: With respect to any Distribution Date, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior Certificates, Class M-1 and Class M-2 Certificates after distribution of the Class AV-1, Class AV-2 and Class AF Principal Distribution Amounts and Class M-1 and Class M-2 Principal Distribution Amounts, respectively, on the related Distribution Date and (b) the outstanding balance of the Class M-3 Certificates over (ii) the lesser of (a) approximately 86.50% of the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance Mortgage Loans on the last day of the related Collection Period minus $1,755,550 .

STRUCTURE SUMMARY *(Continued)*

Class B-1 Principal Distribution Amount: With respect to any Distribution Date, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior Certificates and the Class M-1, Class M-2, and the Class M-3 Certificates after distribution of the Class AV-1, Class AV-2 and Class AF Principal Distribution Amounts and the Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts, respectively, on the related Distribution Date and (b) the outstanding balance of the Class B-1 Certificates over (ii) the lesser of (a) approximately 89.50% of the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance Mortgage Loans on the last day of the related Collection Period minus $1,755,550.

Class B-2 Principal Distribution Amount: With respect to any Distribution Date, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior Certificates and the Class M-1, Class M-2, Class M-3 and Class B-1 Certificates after distribution of the Class AV-1, Class AV-2 and Class AF Principal Distribution Amounts and the Class M-1, Class M-2, Class M-3 and Class B-1 Principal Distribution Amounts, respectively, on the related Distribution Date and (b) the outstanding balance of the Class B-2 Certificates over (ii) the lesser of (a) approximately 91.50% of the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance Mortgage Loans on the last day of the related Collection Period minus $1,755,550.

Class B-3 Principal Distribution Amount: With respect to any Distribution Date, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior Certificates and the Class M-1 Class M-2, Class M-3 and Class B-1, and the Class B-2 Certificates after distribution of the Class AV-1, Class AV-2 and Class AF Principal Distribution Amounts and the Class M-1, Class M-2, Class M-3 and Class B-1, Class B-2 Principal Distribution Amounts, respectively, on the related Distribution Date and (b) the outstanding balance of the Class B-3 Certificates over (ii) the lesser of (a) approximately 94.90% of the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance Mortgage Loans on the last day of the related Collection Period minus $1,755,550.

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates, from their respective groups, including any accrued unpaid interest from a prior Distribution Date and then from all the groups to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M and Class B Certificates, sequentially.
2. Prior to the Stepdown Date or if a Trigger Event is in effect:
   a) To pay principal to the Class A Certificates each respective group's Principal Remittance Amount until such class is reduced to zero.
   b) To the extent of any shortfall in a) above, to pay principal to the Class A Certificates each respective group's senior portion of excess interest until each such class has reached its initial credit support
   c) To the extent of any shortfall in b) above, from remaining Excess Interest and from any remaining Principal Remittance Amount, if any, to the Senior Certificates then entitled to receive distributions in respect of principal in order to reduce the Senior Certificate Principal Balances of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount in the following order of priority:
      - Class AV-1 Certificates,
      - Class AV-2 Certificates
      - Class AF Certificates.
   d) To pay principal to the Class M Certificates sequentially until each such class has been reduced to zero.

e) To pay principal to the Class B Certificates sequentially until each such class has been reduced to zero.

3. After the Stepdown Date and if a Trigger Event is not in effect:

a) To pay principal to the Class A Certificates each respective group's Principal Remittance Amount plus its respective senior portion of excess interest until each such class has reached its targeted credit enhancement

b) To the extent of any shortfall in a) above, from remaining Principal Remittance Amounts and Excess Interest from all groups, if any, to the Senior Certificates then entitled to receive distributions in respect of principal in order to reduce the Senior Certificate Principal Balances of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount in the following order of priority:

- Class AV-1 Certificates,
- Class AV-2 Certificates
- Class AF Certificates

c) To pay principal to the Class M Certificates, in accordance with the principal payment provisions described above.

d) To pay principal to the Class B Certificates, in accordance with the principal payment provisions described above

4. From Excess Interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount in the following order of priority:
   - Class AV-2 Certificates,
   - Class AF Certificates
   - Class AV-1 Certificates
   - Class M Certificates, sequentially
   - Class B Certificates, sequentially
5. From Excess Interest, if any, to pay the Interest Carry Forward Amounts on the Class M Certificates, sequentially.
6. From Excess Interest, if any, to pay Interest Carry Forward Amounts on the Class B Certificates, sequentially.
7. From Excess Interest, if any, to pay the Net WAC Rate Carryover Amounts on the Class A, Class M and Class B Certificates in the same order of priority as described in 1 above.
8. To pay any remaining amount to the Class X, N and R in accordance with the Pooling and Servicing Agreement.

STRUCTURE SUMMARY *(Continued)*

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates is zero, and

(ii) the later to occur of:

(x) the Distribution Date in November 2006 and

(y) the first Distribution Date on which the Senior Enhancement Percentage equals twice its initial amount

Trigger Event [Pending Rating Agency Approval]: On a Distribution Date, a Trigger Event will be in effect if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Collection Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date.

Distribution Date Percentage	Percentage
November 2006 to October 2007	[3.00]%
November 2007 to October 2008	[4.75]%
November 2008 to October 2009	[6.25]%
November 2009 and thereafter	[7.25]%

(ii) If the three-month rolling average of 60+ Day Delinquent Loans equals or exceeds [43%] of the Senior Enhancement Percentage.

60+ Day Delinquent Loan: Each Mortgage Loan with respect to which any portion of a Monthly Payment is, as of the last day of the prior Collection Period, two months or more past due, each Mortgage Loan in foreclosure and all REO Property.

CREDIT ENHANCEMENT SUMMARY

Credit Enhancement:

Credit Enhancement will be provided by:

- Monthly excess spread
- Overcollateralization
- Subordination
  - Class A Certificates are senior to Class M-1, Class M-2, Class M-3, Class B-1, Class B-2, and Class B-3
  - Class M-1 is senior to Class M-2, Class M-3, Class B-1, Class B-2, and Class B-3
  - Class M-2 is senior to Class M-3, Class B-1, Class B-2, and Class B-3
  - Class M-3 is senior to Class B-1,Class B-2 and Class B-3
  - Class B-1 is senior to Class B-2 and Class B-3
  - Class B-2 is senior to Class B-3

Initial Credit Support		On or After Stepdown Date	
Class	Percentage*	Class	Percentage*
A	19.75%	A	39.50%
M-1	13.30%	M-1	26.60%
M-2	8.05%	M-2	16.10%
M-3	6.75%	M-3	13.50%
B-1	5.25%	B-1	10.50%
B-2	4.25%	B-2	8.50%
B-3	2.55%	B-3	5.10%

**Approximate*

Overcollateralization:

If the total principal balance of the mortgage loans in the Trust exceeds the total principal amount of the Offered Certificates and the Class B-3 Certificates, there is overcollateralization available to absorb losses on the mortgage loans before such losses affect the certificates. On the closing date, the total initial principal balance of the mortgage loans will equal approximately $351,110,060, while the total initial principal amount of the certificates is only $342,156,000. This results in overcollateralization equal to approximately 2.55% of the total initial principal balance of the mortgage loans. If the level of overcollateralization falls below what is required under the pooling and servicing agreement, the excess interest will be paid to the Offered Certificates and the Class B-3 Certificates as principal. This will have the effect of reducing the principal balance of the certificates faster than the principal balance of the mortgage loans until the required level of overcollateralization is reached.

Overcollateralization Deficiency:

As of any Distribution Date, the excess, if any, of:

(x) the Targeted Overcollateralization Amount for such Distribution Date over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

citigroup

CREDIT ENHANCEMENT SUMMARY *(Continued)*

Targeted Overcollateralization Amount:

As of any Distribution Date:

(x) prior to the Stepdown Date, approximately 2.55% of the initial balance of the mortgage loans, and

(y) on and after the Stepdown Date, the lesser of:

(i) 2.55% of the initial balance of the Mortgage Loans, and

(ii) the greater of:

(a) approximately 5.10% of the balance of the Mortgage Loans as of the last day of the related Collection Period and

(b) approximately 0.50% of the initial balance of the Mortgage Loans.

Targeted Overcollateralization Stepdown:

On and after the Stepdown Date and assuming that a Trigger Event is not in effect, the Targeted Overcollateralization Amount may be permitted to decrease or "Stepdown."

If the Targeted Overcollateralization Amount is permitted to "Stepdown" on a Distribution Date, the Pooling and Servicing Agreement does NOT permit a portion of the Principal Distribution Amount for such Distribution Date to be passed through as a distribution of principal on the Offered Certificates and Class B-3 Certificates.

- This has the effect of decelerating the amortization of the Certificates relative to the Pool Balance, thereby reducing the actual level of the Overcollateralization Amount to the new, lower Targeted Overcollateralization Amount.
- This portion of the Group I, Group II and Group III Principal Distribution Amount not distributed as principal on the Certificates therefore releases overcollateralization from the Trust. The amount of such releases are the "Overcollateralization Release Amounts."

Overcollateralization Release Amount:

With respect to any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, the lesser of:

(x) the Principal Remittance Amount for such Distribution Date and

(y) the excess, if any, of:

(i) the Overcollateralization Amount for such Distribution Date, assuming that 100% of the Principal Remittance Amount is applied as a principal payment on the Certificates on such Distribution Date, over

(ii) the Targeted Overcollateralization Amount for such Distribution Date

With respect to any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Release Amount will be zero.

Allocation of Losses/ Subordination:

Realized losses on the mortgage loans will be applied:

- First to reduce the excess interest and overcollateralization amount
- Then to the Certificates in the following order of priority:

(i) to the Class B-3 Certificates until such class has been reduced to zero

(ii) to the Class B-2 Certificates until such class has been reduced to zero

(iii) to the Class B-1 Certificates until such class has been reduced to zero

(iv) to the Class M-3 Certificates until such class has been reduced to zero

(v) to the Class M-2 Certificates until such class has been reduced to zero

(vi) to the Class M-1 Certificates until such class has been reduced to zero

(vii) to the Class A Certificates, *pro rata*, until such classes have been reduced to zero

MORTGAGE POOL SUMMARY (1)

Prepayment Penalty Terms: Approximately, 77.40% of the mortgage loans by principal balance as of the Cut-off Date require the mortgagor to pay a penalty if the mortgagor prepays the mortgage loan as shown on the table on page 36.

Advances: Subject to certain limitations, the Servicer must advance delinquent payments of principal and interest on the mortgage loans.

The Servicer will NOT make any Advances of principal or interest with respect to Simple Interest Loans (approximately 0.03 %)

The Servicer will NOT make any Advances of principal with respect to:

- REO Properties (interest only will be advanced)
- 2nd Lien Loans

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall, on any Distribution Date, with Compensating Interest to the extent of one-half of its Servicing Fee for each Distribution Date.

Current Loans: A Mortgage Loan that was not 30 or more days delinquent as of the Cut-off Date.

Special Hazard Loss Allocation: Special Hazard Losses will be allocated as described in the Pooling and Servicing Agreement, except that if such losses, as of any date of determination, exceed the greater of (i) 1.0% of the Pool Balance on such date, (ii) two times the amount of the Principal Balance of the largest Mortgage Loan in the Mortgage Pool and (iii) an amount equal to the aggregate Principal Balances of the Mortgage Loans in the largest zip-code concentration in the State of California, such excess losses will be allocated among all the outstanding classes including the Class N and Class X Certificates pro-rata, based on their respective Certificate Principal Balances. Any allocation of such excess in reduction of a Certificate Principal Balance is referred to as an "Applied Realized Loss Amount." Any such reduction of a Certificate Principal Balance will not be reversed or reinstated. However, on future Distribution Dates, Certificateholders of the related class may receive amounts in respect of prior reductions in the related Certificate Principal Balances. Such subsequent payments will be applied in the reverse of the order set forth above.

Special Hazard Losses: Special Hazard Losses are generally Realized Losses that result from direct physical damage to Mortgaged Properties caused by natural disasters and other hazards which (i) are not traditionally covered by hazard insurance policies (such as earthquakes) and (ii) have been submitted and rejected by the related hazard insurer and any shortfall in insurance proceeds for partial damage due to the application of the co-insurance clauses contained in hazard insurance policies.

(1)The collateral information presented in this Series Term Sheet regarding the Mortgage Pool is as of the Cut-off Date.

MORTGAGE POOL SUMMARY *(Continued)*

Forbearance Plan Mortgage Loan: Approximately 0.42% of the mortgage loans are Forbearance Plan Mortgage Loans ("Forbearance Plan Mortgage Loans "). A Forbearance Plan Mortgage Loan is one in which the related mortgagor must make monthly payments ("Modified Scheduled Payments") in an amount at least equal to the sum of (i) the amount of the monthly scheduled payment of principal and interest determined in accordance with such mortgage loan's original amortization schedule ("Regular Scheduled Payments") plus (ii) an additional amount to be applied to pay down the total amount of scheduled monthly payments due thereon on or before the Cut-off Date but not received prior to the Cut-off Date plus the aggregate amount of tax and insurance advances made with respect to such mortgage loan to the extent remaining outstanding as of the Cut-off Date. Each Forbearance Plan Mortgage Loan is current pursuant to its plan.

Bankruptcy Plan Mortgage Loan: Approximately 0.21% of the mortgage loans are Bankruptcy Plan Mortgage Loans ("Bankruptcy Plan Mortgage Loans"). A Bankruptcy Plan Mortgage Loan is one in which the related mortgagor defaulted and, after default, became the subject of a case under either Chapter 7 or 13 of the United States Bankruptcy Code, and, as of the Cut-off Date, had a confirmed bankruptcy plan. Each such bankruptcy plan generally requires the related mortgagor to make Modified Scheduled Payments in an amount at least equal to (i) the Regular Scheduled Payment plus (ii) an additional amount sufficient to pay down overdue amounts resulting from the period of default, generally over a period of three to five years from the commencement of such bankruptcy plan; provided that, certain Chapter 7 loans were not reaffirmed by the related bankruptcy court. Such mortgage loans are non-recourse to the borrower, but in order to prevent foreclosure, the borrower must continue to make regular scheduled payments thereon. Each Bankruptcy Plan Mortgage Loan is current pursuant to its plan.

Owner-Financed Mortgage Loans: Approximately 1.22% of the mortgage loans are Owner-financed mortgage loans ("Owner-Financed Mortgage Loans"). Owner-financed Mortgage Loans are originated by the individual sellers of the related mortgaged property. The mortgagor under an owner-financed mortgage loan generally does not complete a mortgage loan application and the seller of the related property generally does not verify the income or employment of the related mortgagor. In connection with the acquisition of an Owner-financed Mortgage Loan, the Seller performed the following:

- Obtained and reviewed the credit history and payment history of the mortgagor ;
- Calculated the loan-to-value ratio of the mortgage loan at the time of acquisition for underwriting purposes to determine the mortgagor's equity in the related mortgaged property;
- In certain instances, the Seller may have used a previous appraisal if it was completed within one year prior to the Seller's purchase, in which case the Seller generally will require the appraiser to recertify the value in such appraisal; and
- May have obtained a drive-by appraisal, generally within three months of acquisition.

High Cost Mortgage Loans: As of the Cut-Off Date, 0.03% of the mortgage loans were High Cost Mortgage Loans. Purchasers or assignees of any High Cost Mortgage Loan, including the trust, could be liable under federal law for all claims and subject to all defenses that the borrower could assert against the originator of a High Cost Mortgage Loan. Remedies available to the borrower include monetary penalties, as well as rescission rights if appropriate disclosures were not given or provided in a timely way as required or the mortgage contains certain prohibited loan provisions.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

CORRIDOR SCHEDULES

AV-1

Pd	Schedule	Strike	Corridor
1	162,529,000	7.26	8.68
2	157,596,261	6.50	8.68
3	152,708,251	6.27	8.68
4	147,862,463	6.27	8.68
5	143,056,995	6.73	8.68
6	138,290,523	6.28	8.68
7	133,563,061	6.50	8.68
8	128,931,740	6.27	8.68
9	124,423,828	6.50	8.68
10	120,036,035	6.27	8.68
11	115,765,173	6.28	8.68
12	111,608,149	6.50	8.68
13	107,561,907	6.28	8.68
14	103,623,479	6.50	8.68
15	99,790,031	6.28	8.68
16	96,058,725	6.28	8.68
17	92,426,848	7.00	8.68
18	88,891,895	6.29	8.68
19	85,451,215	6.66	8.68
20	82,104,454	6.44	8.68
21	78,846,890	7.96	8.68
22	75,697,078	7.69	8.68
23	72,630,638	7.69	8.68
24	69,645,381	7.96	8.68
25	66,739,145	7.81	8.68
26	63,911,032	8.08	8.68
27	61,157,769	8.62	8.68
28	58,486,303	8.62	8.68
29	55,885,285	8.68	8.68
30	53,352,880	8.62	8.68

AV-2

Pd	Schedule	Strike	Corridor
1	69,586,000	7.15	8.67
2	67,472,428	6.40	8.67
3	65,385,448	6.18	8.67
4	63,323,798	6.19	8.67
5	61,286,420	6.64	8.67
6	59,272,530	6.19	8.67
7	57,282,232	6.41	8.67
8	55,317,613	6.20	8.67
9	53,403,892	6.42	8.67
10	51,540,741	6.20	8.67
11	49,726,822	6.20	8.67
12	47,960,830	6.42	8.67
13	46,241,499	6.20	8.67
14	44,567,595	6.42	8.67
15	42,937,914	6.21	8.67
16	41,351,283	6.21	8.67
17	39,806,566	6.91	8.67
18	38,302,651	6.21	8.67
19	36,838,460	6.52	8.67
20	35,413,643	6.33	8.67
21	34,026,681	7.79	8.67
22	32,685,513	7.55	8.67
23	31,379,697	7.56	8.67
24	30,108,189	7.83	8.67
25	28,870,004	7.64	8.67
26	27,664,711	7.94	8.67
27	26,491,158	8.41	8.67
28	25,352,088	8.42	8.67
29	24,242,799	8.67	8.67
30	23,162,489	8.42	8.67
31	22,110,381	8.67	8.67
32	21,086,041	8.60	8.67

Subordinates

Pd	Schedule	Strike	Corridor
1	54,422,000	6.06	7.44
2	54,422,000	5.29	7.44
3	54,422,000	5.07	7.44
4	54,422,000	5.07	7.44
5	54,422,000	5.53	7.44
6	54,422,000	5.07	7.44
7	54,422,000	5.29	7.44
8	54,422,000	5.07	7.44
9	54,422,000	5.29	7.44
10	54,422,000	5.07	7.44
11	54,422,000	5.07	7.44
12	54,422,000	5.30	7.44
13	54,422,000	5.07	7.44
14	54,422,000	5.30	7.44
15	54,422,000	5.07	7.44
16	54,422,000	5.08	7.44
17	54,422,000	5.80	7.44
18	54,422,000	5.08	7.44
19	54,422,000	5.41	7.44
20	54,422,000	5.20	7.44
21	54,422,000	6.48	7.44
22	54,422,000	6.22	7.44
23	54,422,000	6.23	7.44
24	54,422,000	6.49	7.44
25	54,422,000	6.31	7.44
26	54,422,000	6.58	7.44
27	54,422,000	6.97	7.44
28	54,422,000	6.97	7.44
29	54,422,000	7.44	7.44
30	54,422,000	6.97	7.44
31	54,422,000	7.34	7.44
32	54,422,000	7.12	7.44

EXCESS INTEREST OF POOL (PRELIMINARY AND SUBJECT TO CHANGE AT PRICING)

Pd	Libor Flat	Libor Forwards*	Pd	Libor Flat	Libor Forwards*
1	4.96	4.94	46	4.56	3.36
2	4.81	4.78	47	4.56	3.31
3	4.75	4.71	48	4.61	3.42
4	4.74	4.70	49	4.55	3.23
5	4.84	4.76	50	4.61	3.37
6	4.73	4.61	51	4.55	3.30
7	4.78	4.62	52	4.55	3.26
8	4.72	4.48	53	4.67	3.57
9	4.77	4.46	54	4.55	3.19
10	4.71	4.31	55	4.61	3.34
11	4.71	4.22	56	4.55	3.14
12	4.75	4.19	57	4.61	3.39
13	4.70	4.03	58	4.55	3.18
14	4.74	3.98	59	4.54	3.16
15	4.68	3.78	60	4.60	3.31
16	4.68	3.66	61	4.54	3.12
17	4.83	3.82	62	4.60	3.27
18	4.67	3.44	63	4.54	3.15
19	4.71	3.45	64	4.54	3.12
20	4.65	3.25	65	4.71	3.64
21	4.65	4.09	66	4.54	3.07
22	4.59	3.88	67	4.60	3.24
23	4.58	3.78	68	4.54	3.04
24	4.63	3.79	69	4.60	3.27
25	4.57	3.61	70	4.54	3.06
26	4.61	3.66	71	4.54	3.04
27	4.55	3.76	72	4.59	3.20
28	4.54	3.68	73	4.54	3.00
29	4.71	3.98	74	4.59	3.17
30	4.53	3.51	75	4.53	3.02
31	4.58	3.59	76	4.53	3.00
32	4.51	3.45	77	4.70	3.54
33	4.56	3.76	78	4.53	2.96
34	4.50	3.54	79	4.59	3.14
35	4.49	3.46	80	4.53	2.93
36	4.54	3.53	81	4.59	3.15
37	4.47	3.33	82	4.53	2.95
38	4.52	3.41	83	4.53	2.94
39	4.50	3.47	84	4.59	3.11
40	4.52	3.44	85	4.53	2.91
41	4.71	3.87	86	4.58	3.08
42	4.54	3.35	87	4.53	2.92
43	4.60	3.48	88	4.53	2.90
44	4.55	3.29	89	4.70	3.46
45	4.61	3.57			

- Excess Interest (Interest from CE/beg collateral *1200)
- Prepayment Assumptions: 23% HEP for the Fixed-Rate Group and 28% CPR for the Adjustable-Rate Group
- Priced to Call
- Bonds pay at 1 Month LIBOR forwards, while Collateral recasts under 6 Month LIBOR forwards *(See Attached LIBOR Curves)*

Pool Cap Table – 1-month LIBOR @ 1.12% for Life;6-month LIBOR @ 1.18% for Life and 12-Month Libor @ 1.32% for Life

AV-1		AV-2		SUBS		AV-1		AV-2		SUBS		AV-1		AV-2		SUBS	
Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate
1	7.63%	1	7.53%	1	7.66%	31	6.77%	31	6.81%	31	6.84%	61	6.54%	61	6.62%	61	6.64%
2	6.87%	2	6.78%	2	6.90%	32	6.55%	32	6.58%	32	6.62%	62	6.76%	62	6.84%	62	6.86%
3	6.64%	3	6.56%	3	6.67%	33	6.77%	33	6.80%	33	6.85%	63	6.54%	63	6.62%	63	6.64%
4	6.64%	4	6.57%	4	6.67%	34	6.55%	34	6.58%	34	6.62%	64	6.54%	64	6.63%	64	6.64%
5	7.10%	5	7.02%	5	7.13%	35	6.55%	35	6.58%	35	6.63%	65	7.24%	65	7.34%	65	7.36%
6	6.64%	6	6.57%	6	6.67%	36	6.77%	36	6.81%	36	6.85%	66	6.54%	66	6.63%	66	6.64%
7	6.86%	7	6.79%	7	6.89%	37	6.55%	37	6.59%	37	6.63%	67	6.75%	67	6.85%	67	6.87%
8	6.64%	8	6.57%	8	6.67%	38	6.77%	38	6.81%	38	6.85%	68	6.54%	68	6.63%	68	6.65%
9	6.86%	9	6.79%	9	6.90%	39	6.55%	39	6.59%	39	6.63%	69	6.75%	69	6.85%	69	6.87%
10	6.64%	10	6.58%	10	6.67%	40	6.55%	40	6.59%	40	6.63%	70	6.53%	70	6.64%	70	6.65%
11	6.64%	11	6.58%	11	6.67%	41	7.25%	41	7.30%	41	7.34%	71	6.53%	71	6.64%	71	6.65%
12	6.86%	12	6.80%	12	6.90%	42	6.55%	42	6.59%	42	6.63%	72	6.75%	72	6.86%	72	6.87%
13	6.64%	13	6.58%	13	6.67%	43	6.77%	43	6.82%	43	6.85%	73	6.53%	73	6.64%	73	6.65%
14	6.86%	14	6.80%	14	6.90%	44	6.55%	44	6.60%	44	6.63%	74	6.75%	74	6.86%	74	6.87%
15	6.64%	15	6.58%	15	6.67%	45	6.77%	45	6.82%	45	6.86%	75	6.53%	75	6.64%	75	6.65%
16	6.64%	16	6.58%	16	6.67%	46	6.55%	46	6.60%	46	6.64%	76	6.53%	76	6.64%	76	6.65%
17	7.35%	17	7.29%	17	7.39%	47	6.55%	47	6.60%	47	6.64%	77	7.23%	77	7.36%	77	7.36%
18	6.63%	18	6.59%	18	6.67%	48	6.77%	48	6.82%	48	6.86%	78	6.53%	78	6.65%	78	6.65%
19	6.84%	19	6.81%	19	6.89%	49	6.55%	49	6.61%	49	6.64%	79	6.75%	79	6.87%	79	6.87%
20	6.62%	20	6.59%	20	6.67%	50	6.76%	50	6.83%	50	6.86%	80	6.53%	80	6.65%	80	6.65%
21	6.77%	21	6.78%	21	6.84%	51	6.55%	51	6.61%	51	6.64%	81	6.75%	81	6.87%	81	6.87%
22	6.55%	22	6.57%	22	6.62%	52	6.55%	52	6.61%	52	6.64%	82	6.53%	82	6.65%	82	6.65%
23	6.55%	23	6.57%	23	6.62%	53	7.00%	53	7.07%	53	7.10%	83	6.53%	83	6.66%	83	6.65%
24	6.77%	24	6.80%	24	6.84%	54	6.54%	54	6.61%	54	6.64%	84	6.75%	84	6.88%	84	6.87%
25	6.55%	25	6.58%	25	6.62%	55	6.76%	55	6.84%	55	6.86%	85	6.53%	85	6.66%	85	6.65%
26	6.77%	26	6.80%	26	6.84%	56	6.54%	56	6.62%	56	6.64%	86	6.75%	86	6.88%	86	6.88%
27	6.55%	27	6.58%	27	6.62%	57	6.76%	57	6.84%	57	6.87%	87	6.53%	87	6.66%	87	6.65%
28	6.55%	28	6.58%	28	6.62%	58	6.54%	58	6.62%	58	6.64%	88	6.53%	88	6.67%	88	6.65%
29	7.25%	29	7.29%	29	7.33%	59	6.54%	59	6.62%	59	6.64%	89	7.23%	89	7.38%	89	7.37%
30	6.55%	30	6.58%	30	6.62%	60	6.76%	60	6.84%	60	6.86%						

POOL CAP IS THE MAXIMUM COUPON FOR THE BONDS USING THESE ASSUMPTIONS:

- 23% HEP for Life on the Fixed-Rate Collateral and 28% CPR for Life on the Adjustable-Rate Collateral
- Bonds and collateral are adjusted for Actual/360 basis
- Fees include Servicing and Trustee
- To Call

Pool Cap Table – 1-month LIBOR @ 20.00% for Life;6-month LIBOR @ 20.00% for Life and 12-Month Libor @ 20.00% for Life – NO Corridor

AV-1		AV-2		SUBS	
Pd	Rate	Pd	Rate	Pd	Rate
1	7.63%	1	7.53%	1	7.66%
2	6.87%	2	6.78%	2	6.90%
3	6.64%	3	6.56%	3	6.67%
4	6.64%	4	6.57%	4	6.67%
5	7.10%	5	7.02%	5	7.13%
6	6.65%	6	6.57%	6	6.68%
7	6.87%	7	6.79%	7	6.90%
8	6.64%	8	6.58%	8	6.68%
9	6.87%	9	6.80%	9	6.90%
10	6.64%	10	6.58%	10	6.68%
11	6.65%	11	6.58%	11	6.68%
12	6.87%	12	6.80%	12	6.90%
13	6.65%	13	6.58%	13	6.68%
14	6.87%	14	6.80%	14	6.90%
15	6.65%	15	6.59%	15	6.68%
16	6.65%	16	6.59%	16	6.68%
17	7.37%	17	7.29%	17	7.40%
18	6.66%	18	6.59%	18	6.69%
19	7.03%	19	6.90%	19	7.02%
20	6.81%	20	6.71%	20	6.80%
21	8.33%	21	8.17%	21	8.08%
22	8.06%	22	7.93%	22	7.83%
23	8.06%	23	7.94%	23	7.83%
24	8.33%	24	8.21%	24	8.10%
25	8.18%	25	8.02%	25	7.92%
26	8.45%	26	8.32%	26	8.19%
27	8.99%	27	8.79%	27	8.57%
28	8.99%	28	8.80%	28	8.58%
29	9.95%	29	9.74%	29	9.50%
30	8.99%	30	8.80%	30	8.58%

AV-1		AV-2		SUBS	
Pd	Rate	Pd	Rate	Pd	Rate
31	9.40%	31	9.17%	31	8.95%
32	9.18%	32	8.98%	32	8.73%
33	10.31%	33	10.03%	33	9.68%
34	9.97%	34	9.71%	34	9.37%
35	9.98%	35	9.71%	35	9.37%
36	10.31%	36	10.03%	36	9.68%
37	10.08%	37	9.79%	37	9.45%
38	10.46%	38	10.17%	38	9.81%
39	10.91%	39	10.56%	39	10.13%
40	10.91%	40	10.57%	40	10.13%
41	12.08%	41	11.70%	41	11.19%
42	10.90%	42	10.56%	42	10.08%
43	11.33%	43	10.96%	43	10.44%
44	11.00%	44	10.65%	44	10.11%
45	11.80%	45	11.37%	45	10.75%
46	11.41%	46	10.99%	46	10.38%
47	11.41%	47	10.99%	47	10.38%
48	11.78%	48	11.35%	48	10.72%
49	11.40%	49	10.98%	49	10.36%
50	11.81%	50	11.37%	50	10.73%
51	11.42%	51	11.00%	51	10.38%
52	11.42%	52	10.99%	52	10.37%
53	12.20%	53	11.75%	53	11.08%
54	11.41%	54	10.98%	54	10.36%
55	11.78%	55	11.34%	55	10.70%
56	11.42%	56	10.98%	56	10.36%
57	11.79%	57	11.34%	57	10.69%
58	11.41%	58	10.98%	58	10.35%
59	11.42%	59	10.97%	59	10.35%
60	11.80%	60	11.33%	60	10.69%

AV-1		AV-2		SUBS	
Pd	Rate	Pd	Rate	Pd	Rate
61	11.41%	61	10.96%	61	10.34%
62	11.78%	62	11.32%	62	10.67%
63	11.40%	63	10.95%	63	10.32%
64	11.39%	64	10.95%	64	10.32%
65	12.60%	65	12.11%	65	11.41%
66	11.38%	66	10.94%	66	10.30%
67	11.75%	67	11.30%	67	10.64%
68	11.37%	68	10.93%	68	10.29%
69	11.74%	69	11.29%	69	10.62%
70	11.35%	70	10.92%	70	10.28%
71	11.35%	71	10.92%	71	10.27%
72	11.72%	72	11.28%	72	10.60%
73	11.34%	73	10.91%	73	10.26%
74	11.71%	74	11.27%	74	10.59%
75	11.32%	75	10.90%	75	10.24%
76	11.32%	76	10.89%	76	10.23%
77	12.53%	77	12.05%	77	11.32%
78	11.31%	78	10.88%	78	10.22%
79	11.68%	79	11.24%	79	10.55%
80	11.29%	80	10.87%	80	10.21%
81	11.67%	81	11.23%	81	10.54%
82	11.28%	82	10.86%	82	10.19%
83	11.28%	83	10.88%	83	10.19%
84	11.65%	84	11.24%	84	10.53%
85	11.26%	85	10.87%	85	10.18%
86	11.63%	86	11.23%	86	10.51%
87	11.25%	87	10.86%	87	10.17%
88	11.25%	88	10.85%	88	10.16%
89	12.44%	89	12.01%	89	11.24%
90	11.23%	90	10.84%	90	10.15%

POOL CAP IS THE MAXIMUM COUPON FOR THE BONDS USING THESE ASSUMPTIONS:

- 23% HEP for Life on the Fixed-Rate Collateral and 28% CPR for Life on the Adjustable-Rate Collateral
- Bonds and collateral are adjusted for Actual/360 basis
- Fees include Servicing and Trustee
- To Call

Pool Cap Table – 1-month LIBOR @ 20.00% for Life;6-month LIBOR @ 20.00% for Life and 12-Month Libor @ 20.00% for Life – With Corridor

AV-1		AV-2		M-1		M-2		M-3		B-1		B-2	
Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate
1	9.05%	1	9.05%	1	9.04%	1	9.04%	1	9.04%	1	9.04%	1	9.04%
2	9.05%	2	9.05%	2	9.05%	2	9.05%	2	9.05%	2	9.05%	2	9.05%
3	9.05%	3	9.05%	3	9.04%	3	9.04%	3	9.04%	3	9.04%	3	9.04%
4	9.05%	4	9.05%	4	9.04%	4	9.04%	4	9.04%	4	9.04%	4	9.04%
5	9.05%	5	9.05%	5	9.04%	5	9.04%	5	9.04%	5	9.04%	5	9.04%
6	9.05%	6	9.05%	6	9.05%	6	9.05%	6	9.05%	6	9.05%	6	9.05%
7	9.05%	7	9.05%	7	9.05%	7	9.05%	7	9.05%	7	9.05%	7	9.05%
8	9.05%	8	9.05%	8	9.05%	8	9.05%	8	9.05%	8	9.05%	8	9.05%
9	9.05%	9	9.05%	9	9.05%	9	9.05%	9	9.05%	9	9.05%	9	9.05%
10	9.05%	10	9.05%	10	9.05%	10	9.05%	10	9.05%	10	9.05%	10	9.05%
11	9.05%	11	9.05%	11	9.05%	11	9.05%	11	9.05%	11	9.05%	11	9.05%
12	9.05%	12	9.05%	12	9.04%	12	9.04%	12	9.04%	12	9.04%	12	9.04%
13	9.05%	13	9.05%	13	9.05%	13	9.05%	13	9.05%	13	9.05%	13	9.05%
14	9.05%	14	9.05%	14	9.04%	14	9.04%	14	9.04%	14	9.04%	14	9.04%
15	9.05%	15	9.05%	15	9.05%	15	9.05%	15	9.05%	15	9.05%	15	9.05%
16	9.05%	16	9.05%	16	9.04%	16	9.04%	16	9.04%	16	9.04%	16	9.04%
17	9.05%	17	9.05%	17	9.04%	17	9.04%	17	9.04%	17	9.04%	17	9.04%
18	9.05%	18	9.05%	18	9.05%	18	9.05%	18	9.05%	18	9.05%	18	9.05%
19	9.05%	19	9.05%	19	9.05%	19	9.05%	19	9.05%	19	9.05%	19	9.05%
20	9.05%	20	9.05%	20	9.04%	20	9.04%	20	9.04%	20	9.04%	20	9.04%
21	9.05%	21	9.05%	21	9.04%	21	9.04%	21	9.04%	21	9.04%	21	9.04%
22	9.05%	22	9.05%	22	9.05%	22	9.05%	22	9.05%	22	9.05%	22	9.05%
23	9.05%	23	9.05%	23	9.04%	23	9.04%	23	9.04%	23	9.04%	23	9.04%
24	9.05%	24	9.05%	24	9.05%	24	9.05%	24	9.05%	24	9.05%	24	9.05%
25	9.05%	25	9.05%	25	9.05%	25	9.05%	25	9.05%	25	9.05%	25	9.05%
26	9.05%	26	9.05%	26	9.05%	26	9.05%	26	9.05%	26	9.05%	26	9.05%
27	9.05%	27	9.05%	27	9.04%	27	9.04%	27	9.04%	27	9.04%	27	9.04%
28	9.05%	28	9.05%	28	9.05%	28	9.05%	28	9.05%	28	9.05%	28	9.05%
29	9.95%	29	9.74%	29	9.50%	29	9.50%	29	9.50%	29	9.50%	29	9.50%
30	9.05%	30	9.05%	30	9.05%	30	9.05%	30	9.05%	30	9.05%	30	9.05%

POOL CAP IS THE MAXIMUM COUPON FOR THE BONDS USING THESE ASSUMPTIONS:

- 23% HEP for Life on the Fixed-Rate Collateral and 28% CPR for Life on the Adjustable-Rate Collateral
- Bonds and collateral are adjusted for Actual/360 basis
- Fees include Servicing and Trustee
- To Call

Pool Cap Table – 1-month LIBOR @ 20.00% for Life;6-month LIBOR @ 20.00% for Life and 12-Month Libor @ 20.00% for Life – With Corridor (Continued)

AV-1		AV-2		M-1		M-2		M-3		B-1		B-2	
Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate
31	9.40%	31	9.17%	31	9.05%	31	9.05%	31	9.05%	31	9.05%	31	9.05%
32	9.18%	32	9.05%	32	9.05%	32	9.05%	32	9.05%	32	9.05%	32	9.05%
33	10.31%	33	10.03%	33	9.68%	33	9.68%	33	9.68%	33	9.68%	33	9.68%
34	9.97%	34	9.71%	34	9.37%	34	9.37%	34	9.37%	34	9.37%	34	9.37%
35	9.98%	35	9.71%	35	9.37%	35	9.37%	35	9.37%	35	9.37%	35	9.37%
36	10.31%	36	10.03%	36	9.68%	36	9.68%	36	9.68%	36	9.68%	36	9.68%
37	10.08%	37	9.79%	37	9.45%	37	9.45%	37	9.45%	37	9.45%	37	9.45%
38	10.46%	38	10.17%	38	9.81%	38	9.81%	38	9.81%	38	9.81%	38	9.81%
39	10.91%	39	10.56%	39	10.13%	39	10.13%	39	10.13%	39	10.13%	39	10.13%
40	10.91%	40	10.57%	40	10.13%	40	10.13%	40	10.13%	40	10.13%	40	10.13%
41	12.08%	41	11.70%	41	11.19%	41	11.19%	41	11.19%	41	11.19%	41	11.19%
42	10.90%	42	10.56%	42	10.08%	42	10.08%	42	10.08%	42	10.08%	42	10.08%
43	11.33%	43	10.96%	43	10.44%	43	10.44%	43	10.44%	43	10.44%	43	10.44%
44	11.00%	44	10.65%	44	10.11%	44	10.11%	44	10.11%	44	10.11%	44	10.11%
45	11.80%	45	11.37%	45	10.75%	45	10.75%	45	10.75%	45	10.75%	45	10.75%
46	11.41%	46	10.99%	46	10.38%	46	10.38%	46	10.38%	46	10.38%	46	10.38%
47	11.41%	47	10.99%	47	10.38%	47	10.38%	47	10.38%	47	10.38%	47	10.38%
48	11.78%	48	11.35%	48	10.72%	48	10.72%	48	10.72%	48	10.72%	48	10.72%
49	11.40%	49	10.98%	49	10.36%	49	10.36%	49	10.36%	49	10.36%	49	10.36%
50	11.81%	50	11.37%	50	10.73%	50	10.73%	50	10.73%	50	10.73%	50	10.73%
51	11.42%	51	11.00%	51	10.38%	51	10.38%	51	10.38%	51	10.38%	51	10.38%
52	11.42%	52	10.99%	52	10.37%	52	10.37%	52	10.37%	52	10.37%	52	10.37%
53	12.20%	53	11.75%	53	11.08%	53	11.08%	53	11.08%	53	11.08%	53	11.08%
54	11.41%	54	10.98%	54	10.36%	54	10.36%	54	10.36%	54	10.36%	54	10.36%
55	11.78%	55	11.34%	55	10.70%	55	10.70%	55	10.70%	55	10.70%	55	10.70%
56	11.42%	56	10.98%	56	10.36%	56	10.36%	56	10.36%	56	10.36%	56	10.36%
57	11.79%	57	11.34%	57	10.69%	57	10.69%	57	10.69%	57	10.69%	57	10.69%
58	11.41%	58	10.98%	58	10.35%	58	10.35%	58	10.35%	58	10.35%	58	10.35%
59	11.42%	59	10.97%	59	10.35%	59	10.35%	59	10.35%	59	10.35%	59	10.35%
60	11.80%	60	11.33%	60	10.69%	60	10.69%	60	10.69%	60	10.69%	60	10.69%

POOL CAP IS THE MAXIMUM COUPON FOR THE BONDS USING THESE ASSUMPTIONS:

- 23% HEP for Life on the Fixed-Rate Collateral and 28% CPR for Life on the Adjustable-Rate Collateral
- Bonds and collateral are adjusted for Actual/360 basis
- Fees include Servicing and Trustee
- To Call

Pool Cap Table – 1-month LIBOR @ 20.00% for Life;6-month LIBOR @ 20.00% for Life and 12-Month Libor @ 20.00% for Life – With Corridor (Continued)

AV-1		AV-2		M-1		M-2		M-3		B-1		B-2	
Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate
61	11.41%	61	10.96%	61	10.34%	61	10.34%	61	10.34%	61	10.34%	61	10.34%
62	11.78%	62	11.32%	62	10.67%	62	10.67%	62	10.67%	62	10.67%	62	10.67%
63	11.40%	63	10.95%	63	10.32%	63	10.32%	63	10.32%	63	10.32%	63	10.32%
64	11.39%	64	10.95%	64	10.32%	64	10.32%	64	10.32%	64	10.32%	64	10.32%
65	12.60%	65	12.11%	65	11.41%	65	11.41%	65	11.41%	65	11.41%	65	11.41%
66	11.38%	66	10.94%	66	10.30%	66	10.30%	66	10.30%	66	10.30%	66	10.30%
67	11.75%	67	11.30%	67	10.64%	67	10.64%	67	10.64%	67	10.64%	67	10.64%
68	11.37%	68	10.93%	68	10.29%	68	10.29%	68	10.29%	68	10.29%	68	10.29%
69	11.74%	69	11.29%	69	10.62%	69	10.62%	69	10.62%	69	10.62%	69	10.62%
70	11.35%	70	10.92%	70	10.28%	70	10.28%	70	10.28%	70	10.28%	70	10.28%
71	11.35%	71	10.92%	71	10.27%	71	10.27%	71	10.27%	71	10.27%	71	10.27%
72	11.72%	72	11.28%	72	10.60%	72	10.60%	72	10.60%	72	10.60%	72	10.60%
73	11.34%	73	10.91%	73	10.26%	73	10.26%	73	10.26%	73	10.26%	73	10.26%
74	11.71%	74	11.27%	74	10.59%	74	10.59%	74	10.59%	74	10.59%	74	10.59%
75	11.32%	75	10.90%	75	10.24%	75	10.24%	75	10.24%	75	10.24%	75	10.24%
76	11.32%	76	10.89%	76	10.23%	76	10.23%	76	10.23%	76	10.23%	76	10.23%
77	12.53%	77	12.05%	77	11.32%	77	11.32%	77	11.32%	77	11.32%	77	11.32%
78	11.31%	78	10.88%	78	10.22%	78	10.22%	78	10.22%	78	10.22%	78	10.22%
79	11.68%	79	11.24%	79	10.55%	79	10.55%	79	10.55%	79	10.55%	79	10.55%
80	11.29%	80	10.87%	80	10.21%	80	10.21%	80	10.21%	80	10.21%	80	10.21%
81	11.67%	81	11.23%	81	10.54%	81	10.54%	81	10.54%	81	10.54%	81	10.54%
82	11.28%	82	10.86%	82	10.19%	82	10.19%	82	10.19%	82	10.19%	82	10.19%
83	11.28%	83	10.88%	83	10.19%	83	10.19%	83	10.19%	83	10.19%	83	10.19%
84	11.65%	84	11.24%	84	10.53%	84	10.53%	84	10.53%	84	10.53%	84	10.53%
85	11.26%	85	10.87%	85	10.18%	85	10.18%	85	10.18%	85	10.18%	85	10.18%
86	11.63%	86	11.23%	86	10.51%	86	10.51%	86	10.51%	86	10.51%	86	10.51%
87	11.25%	87	10.86%	87	10.17%	87	10.17%	87	10.17%	87	10.17%	87	10.17%
88	11.25%	88	10.85%	88	10.16%	88	10.16%	88	10.16%	88	10.16%	88	10.16%
89	12.44%	89	12.01%	89	11.24%	89	11.24%	89	11.24%	89	11.24%	89	11.24%
90	11.23%	90	10.84%	90	10.15%	90	10.15%	90	10.15%	90	10.15%	90	10.15%

POOL CAP IS THE MAXIMUM COUPON FOR THE BONDS USING THESE ASSUMPTIONS:

- 23% HEP for Life on the Fixed-Rate Collateral and 28% CPR for Life on the Adjustable-Rate Collateral
- Bonds and collateral are adjusted for Actual/360 basis
- Fees include Servicing and Trustee
- To Call

BOND SUMMARY TO MATURITY

Class AV-1

Fixed (HEP)	0%	11.5%	**23%**	34.5%	46%
Adjustable (CPR)	0%	14.0%	**28%**	42%	56%
WAL (yrs.)	17.97	5.11	**2.54**	1.27	0.82
Principal Window (dates)	11/03-5/33	11/03-12/29	**11/03-11/19**	11/03-1/14	11/03-12/05
Principal Window (mths.)	355	314	**193**	123	26

Class AV-2

Fixed (HEP)	0%	11.5%	**23%**	34.5%	46%
Adjustable (CPR)	0%	14.0%	**28%**	42%	56%
WAL (yrs.)	17.90	5.16	**2.57**	1.31	0.83
Principal Window (dates)	11/03-5/33	11/03-10/29	**11/03-12/19**	11/03-2/14	11/03-12/05
Principal Window (mths.)	355	312	**194**	124	26

Class AF

Fixed (HEP)	0%	11.5%	**23%**	34.5%	46%
WAL (yrs.)	16.32	5.77	**3.10**	1.88	1.08
Principal Window (dates)	11/03-11/31	11/03-7/29	**11/03-5/20**	11/03-7/14	11/03-1/06
Principal Window (mths.)	337	309	**199**	129	27

Class M-1

Fixed (HEP)	0%	11.5%	**23%**	34.5%	46%
Adjustable (CPR)	0%	14.0%	**28%**	42%	56%
WAL (yrs.)	25.40	10.41	**5.58**	5.52	4.54
Principal Window (dates)	2/25-3/33	5/08-11/27	**3/07-1/19**	1/08-11/13	1/06-3/11
Principal Window (mths.)	98	235	**143**	71	63

Class M-2

Fixed (HEP)	0%	11.5%	**23%**	34.5%	46%
Adjustable (CPR)	0%	14.0%	**28%**	42%	56%
WAL (yrs.)	25.37	10.34	**5.44**	4.36	3.31
Principal Window (dates)	1/25-2/33	5/08-3/26	**1/07-6/16**	5/07-10/11	7/06-4/09
Principal Window (mths.)	98	215	**114**	54	34

Class M-3

Fixed (HEP)	0%	11.5%	**23%**	34.5%	46%
Adjustable (CPR)	0%	14.0%	**28%**	42%	56%
WAL (yrs.)	25.36	10.25	**5.35**	4.08	3.01
Principal Window (dates)	12/24-11/32	5/08-2/24	**12/06-11/14**	4/07-10/10	6/06-8/08
Principal Window (mths.)	96	190	**96**	43	27

Class B-1

Fixed (HEP)	0%	11.5%	**23%**	34.5%	46%
Adjustable (CPR)	0%	14.0%	**28%**	42%	56%
WAL (yrs.)	25.35	10.18	**5.30**	3.97	2.92
Principal Window (dates)	12/24-10/32	5/08-4/23	**12/06-4/14**	2/07-6/10	5/06-5/08
Principal Window (mths.)	95	180	**89**	41	25

Class B-2

Fixed (HEP)	0%	11.5%	**23%**	34.5%	46%
Adjustable (CPR)	0%	14.0%	**28%**	42%	56%
WAL (yrs.)	25.33	10.07	**5.22**	3.88	2.83
Principal Window (dates)	12/24-7/32	5/08-2/22	**11/06-7/13**	1/07-12/09	4/06-1/08
Principal Window (mths.)	92	166	**81**	36	22

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

BOND SUMMARY TO CALL

Class AV-1

Fixed (HEP)	0%	11.5%	23%	34.5%	46%
Adjustable (CPR)	0%	14.0%	28%	42%	56%
WAL (yrs.)	17.89	4.80	2.35	1.21	0.82
Principal Window (dates)	11/03-8/31	11/03-3/18	11/03-3/11	11/03-6/08	11/03-12/05
Principal Window (mths.)	334	173	89	56	26

Class AV-2

Fixed (HEP)	0%	11.5%	23%	34.5%	46%
Adjustable (CPR)	0%	14.0%	28%	42%	56%
WAL (yrs.)	17.82	4.83	2.37	1.24	0.83
Principal Window (dates)	11/03-8/31	11/03-3/18	11/03-3/11	11/03-6/08	11/03-12/05
Principal Window (mths.)	334	173	89	56	26

Class AF

Fixed (HEP)	0%	11.5%	23%	34.5%	46%
WAL (yrs.)	16.32	5.37	2.78	1.66	1.08
Principal Window (dates)	11/03-8/31	11/03-3/18	11/03-3/11	11/03-6/08	11/03-1/06
Principal Window (mths.)	334	173	89	56	27

Class M-1

Fixed (HEP)	0%	11.5%	23%	34.5%	46%
Adjustable (CPR)	0%	14.0%	28%	42%	56%
WAL (yrs.)	25.22	9.57	5.04	4.59	3.10
Principal Window (dates)	2/25-8/31	5/08-3/18	3/07-3/11	1/08-6/08	1/06-12/06
Principal Window (mths.)	79	119	49	6	12

Class M-2

Fixed (HEP)	0%	11.5%	23%	34.5%	46%
Adjustable (CPR)	0%	14.0%	28%	42%	56%
WAL (yrs.)	25.20	9.57	4.96	4.06	3.05
Principal Window (dates)	1/25-8/31	5/08-3/18	1/07-3/11	5/07-6/08	7/06-12/06
Principal Window (mths.)	80	119	51	14	6

Class M-3

Fixed (HEP)	0%	11.5%	23%	34.5%	46%
Adjustable (CPR)	0%	14.0%	28%	42%	56%
WAL (yrs.)	25.20	9.57	4.93	3.82	2.82
Principal Window (dates)	12/24-8/31	5/08-3/18	12/06-3/11	4/07-6/08	6/06-12/06
Principal Window (mths.)	81	119	52	15	7

Class B-1

Fixed (HEP)	0%	11.5%	23%	34.5%	46%
Adjustable (CPR)	0%	14.0%	28%	42%	56%
WAL (yrs.)	25.20	9.57	4.93	3.74	2.75
Principal Window (dates)	12/24-8/31	5/08-3/18	12/06-3/11	2/07-6/08	5/06-12/06
Principal Window (mths.)	81	119	52	17	8

Class B-2

Fixed (HEP)	0%	11.5%	23%	34.5%	46%
Adjustable (CPR)	0%	14.0%	28%	42%	56%
WAL (yrs.)	25.20	9.57	4.93	3.69	2.69
Principal Window (dates)	12/24-8/31	5/08-3/18	11/06-3/11	1/07-6/08	4/06-12/06
Principal Window (mths.)	81	119	53	18	9

DESCRIPTION OF THE COLLATERAL

TOTAL COLLATERAL

Collateral Summary (*All numbers are approximate and subject to change*)

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of October 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	2,076	
Aggregate Current Principal Balance:	$351,110,060	
Current Principal Balance:	$169,128	$124 – $803,801
Original Principal Balance:	$169,957	$3,250 – $805,000
Gross Coupon:	7.42%	3.88% - 15.95%
Remaining Term (months – Stated):	346	1 – 359
Fixed-Rate Mortgage Loans:	35.20%	
Adjustable-Rate Mortgage Loans:	64.80%	
1st Lien:	96.53%	
Prepay Flag:	77.40%	
Simple Interest Loans:	0.03%	
Bankruptcy Flag:	0.21%	
Forbearance Flag:	0.42%	
BC Loan Flag:	83.81%	
Section 32 Loans:	0.03%	
Balloon Flag:	0.88%	
Adjustable Rate Loan Margin: (ARM Only)	5.80%	2.25% – 12.15%
Lifetime Maximum Interest Rate: (ARM Only)	13.99%	8.88% - 20.88%
Lifetime Minimum Interest Rate*: (ARM Only)	7.37%	3.25% – 14.38%
Next Interest Rate Change Date: (ARM Only)	July 2005	November 2003 – August 2010
Seasoning (months):	5	1 – 190
Combined LTV at Origination:	82.82%	6.25% - 121.96%
Borrower FICO:*	636	413 - 802

* Excludes Zero Values

TOTAL COLLATERAL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
$0.01 - $25,000.00	48	$1,018,064.42	0.29%
25,000.01 - 50,000.00	227	8,320,403.93	2.36
50,000.01 - 75,000.00	221	13,731,482.21	3.89
75,000.01 - 100,000.00	196	17,120,155.80	4.85
100,000.01 - 125,000.00	196	21,949,765.30	6.22
125,000.01 - 175,000.00	344	51,216,338.50	14.52
175,000.01 - 200,000.00	159	29,903,575.82	8.48
200,000.01 - 225,000.00	122	25,903,986.00	7.34
225,000.01 - 250,000.00	103	24,519,691.72	6.95
250,000.01 - 275,000.00	84	22,073,699.80	6.26
275,000.01 - 299,999.99	82	23,447,403.27	6.65
300,000.00 - 322,700.00	62	19,355,290.00	5.49
322,700.01 - 350,000.00	58	19,492,892.48	5.52
350,000.01 - 375,000.00	53	19,195,500.00	5.44
375,000.01 - 400,000.00	29	11,395,100.00	3.23
400,000.01 - 425,000.00	18	7,436,000.00	2.11
425,000.01 - 450,000.00	18	7,899,650.00	2.24
450,000.01 - 475,000.00	9	4,182,450.00	1.19
475,000.01 - 500,000.00	27	13,365,039.00	3.79
500,000.01 - 525,000.00	7	3,616,660.00	1.03
525,000.01 - 550,000.00	4	2,188,500.00	0.62
550,000.01 - 575,000.00	4	2,254,250.00	0.64
575,000.01 -1,000,000.00	5	3,245,500.00	0.92
Total	2,076	$352,831,398.25	100.00%

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Original Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
$0.01 - $25,000.00	56	$1,152,660.21	0.33%
25,000.01 - 50,000.00	224	8,201,164.67	2.34
50,000.01 - 75,000.00	224	13,906,830.87	3.96
75,000.01 - 100,000.00	192	16,757,757.41	4.77
100,000.01 - 125,000.00	192	21,421,643.32	6.10
125,000.01 - 175,000.00	350	52,060,954.46	14.83
175,000.01 - 200,000.00	157	29,555,156.08	8.42
200,000.01 - 225,000.00	121	25,679,831.82	7.31
225,000.01 - 250,000.00	101	23,987,676.95	6.83
250,000.01 - 275,000.00	87	22,860,421.55	6.51
275,000.01 - 299,999.99	81	23,178,057.07	6.60
300,000.00 - 322,700.00	61	19,043,446.36	5.42
322,700.01 - 350,000.00	57	19,140,399.75	5.45
350,000.01 - 375,000.00	52	18,783,506.54	5.35
375,000.01 - 400,000.00	30	11,746,429.81	3.35
400,000.01 - 425,000.00	17	7,009,129.14	2.00
425,000.01 - 450,000.00	18	7,869,146.58	2.24
450,000.01 - 475,000.00	10	4,638,741.72	1.32
475,000.01 - 500,000.00	26	12,850,378.37	3.66
500,000.01 - 525,000.00	7	3,603,343.51	1.03
525,000.01 - 550,000.00	4	2,181,440.30	0.62
550,000.01 - 575,000.00	5	2,818,169.37	0.80
575,000.01 -1,000,000.00	4	2,663,773.65	0.76
Total	2,076	$351,110,059.51	100.00%

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
3.50% - 3.99%	1	$548,376.87	0.16%
4.50 - 4.99	13	2,981,002.24	0.85
5.00 - 5.49	14	3,540,046.87	1.01
5.50 - 5.99	132	32,739,241.77	9.32
6.00 - 6.49	148	33,914,157.45	9.66
6.50 - 6.99	325	77,791,468.57	22.16
7.00 - 7.49	263	54,259,785.48	15.45
7.50 - 7.99	327	61,257,180.29	17.45
8.00 - 8.49	186	26,056,739.30	7.42
8.50 - 8.99	168	21,551,227.75	6.14
9.00 - 9.49	85	9,802,421.71	2.79
9.50 - 9.99	84	7,798,004.95	2.22
10.00 - 10.49	49	3,621,121.33	1.03
10.50 - 10.99	167	9,245,799.20	2.63
11.00 - 11.49	28	1,993,565.05	0.57
11.50 - 11.99	54	2,565,175.85	0.73
12.00 - 12.49	8	398,057.54	0.11
12.50 - 12.99	6	306,736.86	0.09
13.00 - 13.49	9	460,328.33	0.13
13.50 - 13.99	2	149,699.75	0.04
14.00 - 14.49	2	46,285.07	0.01
14.50 - 14.99	2	33,201.71	0.01
15.50 - 15.99	3	50,435.57	0.01
Total	2,076	$351,110,059.51	100.00%

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 60	2	$19,476.95	0.01%
61 - 120	21	956,148.98	0.27
121 - 180	118	9,080,173.03	2.59
181 - 240	211	11,287,434.81	3.21
241 - 300	43	2,817,259.03	0.80
301 - 360	1,681	326,949,566.71	93.12
Total	2,076	$351,110,059.51	100.00%

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 6	1,885	$331,469,739.32	94.41%
7 - 12	34	4,167,682.55	1.19
13 - 18	30	4,080,594.91	1.16
19 - 24	20	2,627,973.13	0.75
25 - 30	18	2,125,846.99	0.61
31 - 36	7	711,750.82	0.20
37 - 42	7	584,504.14	0.17
43 - 48	6	535,523.35	0.15
49 - 54	9	697,916.66	0.20
55 - 60	8	1,102,144.29	0.31
61+	52	3,006,383.35	0.86
Total	2,076	$351,110,059.51	100.00%

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01% - 25.00%	279	$12,234,559.79	3.48%
25.01 - 30.00	5	343,149.26	0.10
30.01 - 35.00	10	1,065,386.21	0.30
35.01 - 40.00	10	1,635,991.18	0.47
40.01 - 45.00	6	962,629.80	0.27
45.01 - 50.00	12	1,971,354.84	0.56
50.01 - 55.00	18	3,345,266.82	0.95
55.01 - 60.00	36	7,822,696.02	2.23
60.01 - 65.00	44	8,601,362.02	2.45
65.01 - 70.00	78	18,282,021.63	5.21
70.01 - 75.00	136	27,116,470.54	7.72
75.01 - 80.00	416	84,105,761.10	23.95
80.01 - 85.00	286	57,061,456.48	16.25
85.01 - 90.00	392	76,671,993.78	21.84
90.01 - 95.00	142	22,927,920.56	6.53
95.01 - 100.00	182	24,193,262.19	6.89
100.01 - 105.00	11	1,525,288.65	0.43
105.01 - 110.00	7	880,024.89	0.25
110.01 - 115.00	3	201,206.75	0.06
115.01 - 120.00	2	108,361.14	0.03
120.01 - 125.00	1	53,895.86	0.02
Total	2,076	$351,110,059.51	100.00%

Combined Loan-to-Value Ratios of Mortgage Loans at Origination

Combined LTVs at Origination	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01% - 25.00%	6	$332,843.08	0.09%
25.01 - 30.00	3	295,156.04	0.08
30.01 - 35.00	9	1,043,785.10	0.30
35.01 - 40.00	10	1,635,991.18	0.47
40.01 - 45.00	6	962,629.80	0.27
45.01 - 50.00	12	1,971,354.84	0.56
50.01 - 55.00	18	3,345,266.82	0.95
55.01 - 60.00	36	7,822,696.02	2.23
60.01 - 65.00	45	8,622,963.13	2.46
65.01 - 70.00	78	18,282,021.63	5.21
70.01 - 75.00	138	27,215,764.73	7.75
75.01 - 80.00	417	84,134,334.49	23.96
80.01 - 85.00	286	57,061,456.48	16.25
85.01 - 90.00	396	76,946,127.16	21.92
90.01 - 95.00	161	23,772,367.87	6.77
95.01 - 100.00	426	34,770,483.60	9.90
100.01 - 105.00	15	1,628,122.44	0.46
105.01 - 110.00	8	903,231.35	0.26
110.01 - 115.00	3	201,206.75	0.06
115.01 - 120.00	2	108,361.14	0.03
120.01 - 125.00	1	53,895.86	0.02
Total	2,076	$351,110,059.51	100.00%

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Investor	124	$19,995,197.22	5.69%
Primary	1,938	328,236,783.17	93.49
Second Home	14	2,878,079.12	0.82
Total	2,076	$351,110,059.51	100.00%

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2-4 Family	170	$37,636,754.38	10.72%
Mixed Use	1	33,311.05	0.01
Condo	169	24,907,728.55	7.09
Hi-Rise Condo	2	511,963.70	0.15
Manufactured Housing	5	383,929.59	0.11
Modular Home	1	118,587.88	0.03
PUD	154	29,540,408.32	8.41
Single Family	1,571	257,831,099.60	73.43
Townhouse	3	146,276.44	0.04
Total	2,076	$351,110,059.51	100.00%

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Cash-out Refinance	955	$178,319,471.47	50.79%
Purchase	922	139,254,057.54	39.66
Rate-term Refinance	199	33,536,530.50	9.55
Total	2,076	$351,110,059.51	100.00%

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alternate	46	$6,677,769.95	1.90%
Full	844	126,565,569.43	36.05
Limited	60	11,692,544.88	3.33
Missing	10	901,883.90	0.26
None	123	16,746,453.32	4.77
Stated Income	989	188,351,142.18	53.64
Streamlined	4	174,695.85	0.05
Total	2,076	$351,110,059.51	100.00%

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
12 Month FNMA LIBOR	2	$959,811.86	0.27%
6 Month LIBOR	1,087	226,069,190.42	64.39
Fixed Rate	986	123,582,296.40	35.20
WSJ 1 Month LIBOR	1	498,760.83	0.14
Total	2,076	$351,110,059.51	100.00%

Loan Type of Mortgage Loans

Loan Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1_29	1	$104,303.49	0.03%
2_28	1,030	214,500,352.66	61.09
3_27	49	10,665,039.88	3.04
5_25	4	1,347,601.87	0.38
7_23	1	548,376.87	0.16
Balloon	52	3,076,106.90	0.88
Fixed	934	120,506,189.50	34.32
LIBOR-6M	5	362,088.34	0.10
Total	2,076	$351,110,059.51	100.00%

Geographical Distribution of Mortgage Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alabama	10	$718,873.93	0.20%
Arizona	33	3,387,024.39	0.96
Arkansas	3	93,080.01	0.03
California	781	173,493,440.09	49.41
Colorado	43	5,090,059.94	1.45
Connecticut	30	4,599,486.92	1.31
Delaware	1	89,459.78	0.03
District of Columbia	2	106,338.97	0.03
Florida	199	23,816,604.24	6.78
Georgia	26	4,111,021.63	1.17
Hawaii	6	1,211,478.06	0.35
Idaho	11	1,219,441.04	0.35
Illinois	72	11,551,508.87	3.29
Indiana	38	3,327,062.87	0.95
Iowa	11	714,452.63	0.20
Kansas	4	742,964.15	0.21
Kentucky	6	556,819.94	0.16
Louisiana	10	946,756.41	0.27
Maine	5	791,291.75	0.23
Maryland	21	3,573,509.31	1.02
Massachusetts	36	7,192,556.44	2.05
Michigan	55	6,871,187.78	1.96
Minnesota	18	2,177,908.74	0.62
Mississippi	6	494,326.86	0.14
Missouri	35	3,965,540.60	1.13
Nebraska	12	709,964.74	0.20
Nevada	35	4,499,717.30	1.28

Geographical Distribution of Mortgage Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
New Hampshire	8	1,151,163.28	0.33
New Jersey	71	17,653,057.93	5.03
New Mexico	14	1,699,537.67	0.48
New York	118	24,162,339.60	6.88
North Carolina	15	1,268,394.79	0.36
Ohio	55	7,605,612.81	2.17
Oklahoma	16	1,309,844.96	0.37
Oregon	33	3,983,595.95	1.13
Pennsylvania	21	2,708,345.13	0.77
Rhode Island	6	729,044.28	0.21
South Carolina	16	1,539,970.50	0.44
South Dakota	1	26,642.09	0.01
Tennessee	16	1,237,877.88	0.35
Texas	69	5,384,162.40	1.53
Utah	14	1,399,172.31	0.40
Virginia	25	4,628,249.15	1.32
Washington	56	7,222,135.16	2.06
Wisconsin	11	913,561.11	0.26
Wyoming	2	435,475.12	0.12
Total	2,076	$351,110,059.51	100.00%

Margins of Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N/A	986	$123,582,296.40	35.20%
2.00 - 2.49%	1	350,725.87	0.10
2.50 - 2.99	2	959,811.86	0.27
3.00 - 3.49	4	1,066,812.10	0.30
3.50 - 3.99	3	606,796.09	0.17
4.00 - 4.49	4	1,129,182.48	0.32
4.50 - 4.99	15	3,365,255.52	0.96
5.00 - 5.49	383	82,793,423.69	23.58
5.50 - 5.99	275	59,426,995.85	16.93
6.00 - 6.49	207	43,556,896.55	12.41
6.50 - 6.99	125	23,950,492.73	6.82
7.00 - 7.49	40	6,541,676.04	1.86
7.50 - 7.99	8	905,508.22	0.26
8.00 - 8.49	10	1,665,390.34	0.47
9.00 - 9.49	1	20,609.28	0.01
9.50 - 9.99	4	482,804.61	0.14
10.00 - 10.49	3	261,407.58	0.07
10.50 - 10.99	1	114,215.53	0.03
11.00 - 11.49	2	226,627.78	0.06
11.50 - 11.99	1	69,446.82	0.02
12.00 - 12.49	1	33,684.17	0.01
Total	2,076	$351,110,059.51	100.00%

Next Rate Change Dates of Mortgage Loans

Next Rate Change Dates (3 month range)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N/A	986	$123,582,296.40	35.20%
Oct 2003 - Dec 2003	10	1,123,928.18	0.32
Jan 2004 - Mar 2004	25	2,376,921.97	0.68
Apr 2004 - Jun 2004	22	2,755,362.74	0.78
Jul 2004 - Sep 2004	9	1,634,183.84	0.47
Oct 2004 - Dec 2004	9	1,922,928.47	0.55
Jan 2005 - Mar 2005	9	1,610,402.51	0.46
Apr 2005 - Jun 2005	515	106,250,513.00	30.26
Jul 2005 - Sep 2005	448	98,817,532.60	28.14
Jan 2006 - Mar 2006	1	198,486.64	0.06
Apr 2006 - Jun 2006	1	410,950.08	0.12
Jul 2006 - Sep 2006	36	8,530,574.34	2.43
Jul 2008 - Sep 2008	4	1,347,601.87	0.38
Jul 2010 - Sep 2010	1	548,376.87	0.16
Total	2,076	$351,110,059.51	100.00%

Maximum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N/A	986	$123,582,296.40	35.20%
8.50 - 8.99%	1	548,376.87	0.16
9.50 - 9.99	1	293,907.40	0.08
10.00 - 10.49	2	625,649.70	0.18
10.50 - 10.99	3	999,769.38	0.28
11.00 - 11.49	2	475,810.87	0.14
11.50 - 11.99	46	11,158,739.08	3.18
12.00 - 12.49	56	13,715,688.81	3.91
12.50 - 12.99	119	31,170,481.82	8.88
13.00 - 13.49	92	21,928,544.27	6.25
13.50 - 13.99	147	37,360,665.34	10.64
14.00 - 14.49	120	27,361,002.39	7.79
14.50 - 14.99	174	35,855,433.01	10.21
15.00 - 15.49	92	15,572,192.88	4.44
15.50 - 15.99	100	14,717,567.47	4.19
16.00 - 16.49	58	7,607,156.88	2.17
16.50 - 16.99	37	3,965,335.28	1.13
17.00 - 17.49	15	1,889,194.12	0.54
17.50 - 17.99	13	1,338,115.54	0.38
18.00 - 18.49	5	558,050.82	0.16
18.50 - 18.99	3	173,804.80	0.05
19.00+	4	212,276.38	0.06
Total	2,076	$351,110,059.51	100.00%

citigroup

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Minimum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N/A	986	$123,582,296.40	35.20%
0.00% - 0.49%	85	21,446,849.94	6.11
3.00 - 3.49	1	277,817.21	0.08
3.50 - 3.99	1	293,907.40	0.08
5.00 - 5.49	6	1,407,398.77	0.40
5.50 - 5.99	65	16,292,931.67	4.64
6.00 - 6.49	99	23,358,028.18	6.65
6.50 - 6.99	174	44,902,348.46	12.79
7.00 - 7.49	142	32,842,871.23	9.35
7.50 - 7.99	187	39,710,634.99	11.31
8.00 - 8.49	94	15,792,632.24	4.50
8.50 - 8.99	101	14,696,237.41	4.19
9.00 - 9.49	49	6,924,151.75	1.97
9.50 - 9.99	37	4,578,326.03	1.30
10.00 - 10.49	14	1,695,464.65	0.48
10.50 - 10.99	21	1,979,055.25	0.56
11.00 - 11.49	6	896,574.19	0.26
11.50 - 11.99	2	121,841.96	0.03
12.00 - 12.49	2	133,010.18	0.04
12.50 - 12.99	1	69,446.82	0.02
13.00 - 13.49	1	49,866.65	0.01
13.50 - 13.99	1	33,684.17	0.01
14.00 - 14.49	1	24,683.96	0.01
Total	2,076	$351,110,059.51	100.00%

Initial Periodic Rate Caps of Mortgage Loans

Initial Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N/A	986	$123,582,296.40	35.20%
1.00	9	1,486,064.97	0.42
1.50	687	138,860,142.60	39.55
2.00	45	8,431,921.25	2.40
3.00	345	77,265,090.54	22.01
5.00	4	1,484,543.75	0.42
Total	2,076	$351,110,059.51	100.00%

citigroup

Subsequent Periodic Rate Caps of Mortgage Loans

Subsequent Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N/A	986	$123,582,296.40	35.20%
1.00	385	86,214,173.83	24.55
1.50	702	140,089,164.17	39.90
2.00	1	411,434.99	0.12
2.75	1	548,376.87	0.16
3.00	1	264,613.25	0.08
Total	2,076	$351,110,059.51	100.00%

Prepay Penalty Term of Mortgage Loans

Prepay Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0	571	$79,342,891.94	22.60%
2	1	216,669.72	0.06
3	1	36,555.90	0.01
6	5	560,151.16	0.16
12	83	19,070,200.98	5.43
24	924	180,850,992.59	51.51
30	2	284,788.40	0.08
35	1	111,800.85	0.03
36	461	67,280,401.32	19.16
48	2	181,293.57	0.05
60	24	3,026,246.84	0.86
120	1	148,066.24	0.04
Total	2,076	$351,110,059.51	100.00%

Lien Position of Mortgage Loans

Lien Position	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
First Lien	1,799	$338,944,080.64	96.53%
Second Lien	277	12,165,978.87	3.47
Total	2,076	$351,110,059.51	100.00%

Balloon Flag of Mortgage Loans

Balloon Flag	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Non-Balloon	2,024	$348,033,952.61	99.12%
Balloon	52	3,076,106.90	0.88
Total	2,076	$351,110,059.51	100.00%

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
401 - 425	1	$7,875.96	0.00%
426 - 450	3	436,018.36	0.12
451 - 475	13	1,259,357.09	0.36
476 - 500	57	6,255,327.69	1.78
501 - 525	109	14,072,462.26	4.01
526 - 550	130	21,139,492.67	6.02
551 - 575	100	15,609,421.24	4.45
576 - 600	270	45,768,628.23	13.04
601 - 625	282	45,181,398.77	12.87
626 - 650	300	56,033,049.23	15.96
651 - 675	266	45,524,226.87	12.97
676 - 700	206	37,039,069.61	10.55
701 - 725	151	28,121,003.01	8.01
726 - 750	115	21,467,376.13	6.11
751 - 775	55	11,185,922.36	3.19
776 - 800	11	1,523,741.68	0.43
801 - 825	1	255,936.71	0.07
Not Available	6	229,751.64	0.07
Total	2,076	$351,110,059.51	100.00%

Status of Mortgage Loans

Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Current	2,076	351,110,059.51	100.00%
Total:	2,076	$351,110,059.51	100.00%

citigroup

DESCRIPTION OF THE COLLATERAL

GROUP 1 COLLATERAL

Collateral Summary ***(All numbers are approximate and subject to change)***

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of October 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	1,128	
Aggregate Current Principal Balance:	$202,528,742	
Current Principal Balance:	$179,547	$4,628 – $598,202
Original Principal Balance:	$180,188	$5,150 – $600,000
Gross Coupon:	7.39%	4.50% - 15.95%
Remaining Term (months – Stated):	351	3 – 359
Fixed-Rate Mortgage Loans:	19.81%	
Adjustable-Rate Mortgage Loans:	80.19%	
1st Lien:	99.22%	
Prepay Flag:	77.88%	
Simple Interest Loans:	0.01%	
Bankruptcy Flag:	0.03%	
Forbearance Flag:	0.24%	
BC Loan Flag:	82.75%	
Section 32 Loans:	0.00%	
Balloon Flag:	0.33%	
Adjustable Rate Loan Margin: (ARM Only)	5.85%	2.25% – 12.15%
Lifetime Maximum Interest Rate: (ARM Only)	14.15%	9.88% - 20.88%
Lifetime Minimum Interest Rate*: (ARM Only)	7.51%	3.25% – 14.38%
Next Interest Rate Change Date: (ARM Only)	June 2005	November 2003 – August 2008
Seasoning (months):	5	1 – 190
Combined LTV at Origination:	82.04%	18.87% - 103.39%
Borrower FICO:*	631	413 – 802

* Excludes Zero Values

GROUP I COLLATERAL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
$0.01 - $25,000.00	10	$203,407.97	0.10%
25,000.01 - 50,000.00	37	1,416,588.27	0.70
50,000.01 - 75,000.00	69	4,422,435.00	2.18
75,000.01 - 100,000.00	94	8,321,460.00	4.09
100,000.01 - 125,000.00	129	14,445,175.00	7.11
125,000.01 - 175,000.00	230	34,286,523.00	16.87
175,000.01 - 200,000.00	107	20,184,684.00	9.93
200,000.01 - 225,000.00	95	20,175,150.00	9.93
225,000.01 - 250,000.00	101	24,060,691.72	11.84
250,000.01 - 275,000.00	83	21,813,699.80	10.73
275,000.01 - 299,999.99	82	23,447,403.27	11.54
300,000.00 - 322,700.00	62	19,355,290.00	9.52
322,700.01 - 350,000.00	8	2,680,100.00	1.32
350,000.01 - 375,000.00	9	3,228,750.00	1.59
375,000.01 - 400,000.00	3	1,172,300.00	0.58
400,000.01 - 425,000.00	4	1,676,250.00	0.82
425,000.01 - 450,000.00	4	1,762,000.00	0.87
575,000.01 -1,000,000.00	1	600,000.00	0.30
Total	1,128	$203,251,908.03	100.00%

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
$0.01 - $25,000.00	13	$259,601.62	0.13%
25,000.01 - 50,000.00	35	1,375,404.02	0.68
50,000.01 - 75,000.00	68	4,330,863.25	2.14
75,000.01 - 100,000.00	95	8,378,423.42	4.14
100,000.01 - 125,000.00	129	14,393,871.81	7.11
125,000.01 - 175,000.00	234	34,924,045.93	17.24
175,000.01 - 200,000.00	104	19,640,624.19	9.70
200,000.01 - 225,000.00	94	19,946,982.20	9.85
225,000.01 - 250,000.00	100	23,756,442.26	11.73
250,000.01 - 275,000.00	87	22,860,421.55	11.29
275,000.01 - 299,999.99	81	23,178,057.07	11.44
300,000.00 - 322,700.00	60	18,721,578.28	9.24
322,700.01 - 350,000.00	7	2,349,675.68	1.16
350,000.01 - 375,000.00	9	3,218,837.37	1.59
375,000.01 - 400,000.00	3	1,170,177.42	0.58
400,000.01 - 425,000.00	4	1,668,616.21	0.82
425,000.01 - 450,000.00	4	1,756,917.30	0.87
575,000.01 -1,000,000.00	1	598,202.08	0.30
Total	1,128	$202,528,741.66	100.00%

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
4.50% - 4.99%	12	$2,569,567.25	1.27%
5.00 - 5.49	12	2,852,546.65	1.41
5.50 - 5.99	91	18,112,834.44	8.94
6.00 - 6.49	101	21,197,323.60	10.47
6.50 - 6.99	196	41,548,756.54	20.51
7.00 - 7.49	143	29,051,063.67	14.34
7.50 - 7.99	198	38,707,430.23	19.11
8.00 - 8.49	95	15,620,512.79	7.71
8.50 - 8.99	101	14,464,879.97	7.14
9.00 - 9.49	48	6,653,781.64	3.29
9.50 - 9.99	36	4,207,521.89	2.08
10.00 - 10.49	13	1,616,389.95	0.80
10.50 - 10.99	24	2,632,191.97	1.30
11.00 - 11.49	6	896,574.19	0.44
11.50 - 11.99	20	952,622.05	0.47
12.00 - 12.49	8	398,057.54	0.20
12.50 - 12.99	6	306,736.86	0.15
13.00 - 13.49	9	460,328.33	0.23
13.50 - 13.99	2	149,699.75	0.07
14.00 - 14.49	2	46,285.07	0.02
14.50 - 14.99	2	33,201.71	0.02
15.50 - 15.99	3	50,435.57	0.02
Total	1,128	$202,528,741.66	100.00%

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 60	1	$19,352.52	0.01%
61 - 120	9	498,492.63	0.25
121 - 180	21	2,998,031.82	1.48
181 - 240	21	1,502,346.63	0.74
241 - 300	23	1,655,355.76	0.82
301 - 360	1,053	195,855,162.30	96.70
Total	1,128	$202,528,741.66	100.00%

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 6	1,038	$192,469,379.66	95.03%
7 - 12	15	2,453,657.32	1.21
13 - 18	19	2,555,768.46	1.26
19 - 24	8	1,103,444.59	0.54
25 - 30	6	762,601.69	0.38
31 - 36	4	397,662.97	0.20
37 - 42	1	272,347.53	0.13
43 - 48	1	28,698.49	0.01
49 - 54	4	249,208.30	0.12
55 - 60	4	554,842.38	0.27
61+	28	1,681,130.27	0.83
Total	1,128	$202,528,741.66	100.00%

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01% - 25.00%	35	$1,644,423.34	0.81%
25.01 - 30.00	5	343,149.26	0.17
30.01 - 35.00	8	844,815.52	0.42
35.01 - 40.00	5	692,578.29	0.34
40.01 - 45.00	5	865,514.92	0.43
45.01 - 50.00	8	1,362,333.84	0.67
50.01 - 55.00	10	1,790,925.16	0.88
55.01 - 60.00	20	3,334,997.62	1.65
60.01 - 65.00	25	4,395,642.04	2.17
65.01 - 70.00	49	8,241,426.03	4.07
70.01 - 75.00	83	14,896,987.87	7.36
75.01 - 80.00	314	61,323,802.32	30.28
80.01 - 85.00	199	34,985,603.46	17.27
85.01 - 90.00	246	45,430,459.10	22.43
90.01 - 95.00	51	11,796,455.46	5.82
95.01 - 100.00	64	10,288,011.83	5.08
100.01 - 105.00	1	291,615.60	0.14
Total	1,128	$202,528,741.66	100.00%

Combined Loan-to-Value Ratios of Mortgage Loans at Origination

Combined LTVs at Origination	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01% - 25.00%	2	$134,007.17	0.07%
25.01 - 30.00	3	295,156.04	0.15
30.01 - 35.00	7	823,214.41	0.41
35.01 - 40.00	5	692,578.29	0.34
40.01 - 45.00	5	865,514.92	0.43
45.01 - 50.00	8	1,362,333.84	0.67
50.01 - 55.00	10	1,790,925.16	0.88
55.01 - 60.00	20	3,334,997.62	1.65
60.01 - 65.00	26	4,417,243.15	2.18
65.01 - 70.00	49	8,241,426.03	4.07
70.01 - 75.00	84	14,916,407.70	7.37
75.01 - 80.00	315	61,352,375.71	30.29
80.01 - 85.00	199	34,985,603.46	17.27
85.01 - 90.00	248	45,629,846.63	22.53
90.01 - 95.00	56	11,992,182.11	5.92
95.01 - 100.00	88	11,373,793.55	5.62
100.01 - 105.00	3	321,135.87	0.16
Total	1,128	$202,528,741.66	100.00%

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Investor	79	$14,081,540.64	6.95%
Primary	1,046	187,938,438.06	92.80
Second Home	3	508,762.96	0.25
Total	1,128	$202,528,741.66	100.00%

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2-4 Family	119	$30,373,954.61	15.00%
Condo	118	19,445,258.21	9.60
Hi-Rise Condo	2	511,963.70	0.25
PUD	68	13,247,785.99	6.54
Single Family	819	138,871,307.19	68.57
Townhouse	2	78,471.96	0.04
Total	1,128	$202,528,741.66	100.00%

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Cash-out Refinance	594	$103,952,977.25	51.33%
Purchase	419	79,060,953.97	39.04
Rate-term Refinance	115	19,514,810.44	9.64
Total	1,128	$202,528,741.66	100.00%

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alternate	21	$3,527,768.00	1.74%
Full	407	66,504,007.69	32.84
Limited	23	4,669,462.96	2.31
Missing	3	379,697.09	0.19
None	43	9,858,524.30	4.87
Stated Income	629	117,507,094.48	58.02
Streamlined	2	82,187.14	0.04
Total	1,128	$202,528,741.66	100.00%

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
6 Month LIBOR	924	$162,417,586.67	80.19%
Fixed	204	40,111,154.99	19.81
Total	1,128	$202,528,741.66	100.00%

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Loan Type of Mortgage Loans

Loan Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1_29	1	$104,303.49	0.05%
2_28	873	152,991,614.89	75.54
3_27	42	8,023,413.07	3.96
5_25	3	936,166.88	0.46
Balloon	9	669,932.99	0.33
Fixed	195	39,441,222.00	19.47
LIBOR-6M	5	362,088.34	0.18
Total	1,128	$202,528,741.66	100.00%

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alabama	4	$342,268.60	0.17%
Arizona	15	1,609,550.93	0.79
California	474	99,996,116.37	49.37
Colorado	18	2,600,111.90	1.28
Connecticut	17	2,858,216.76	1.41
Florida	78	10,786,012.09	5.33
Georgia	16	1,932,505.02	0.95
Hawaii	6	1,211,478.06	0.60
Idaho	6	793,328.21	0.39
Illinois	51	9,287,551.26	4.59
Indiana	15	1,360,821.01	0.67
Iowa	7	518,605.58	0.26
Kansas	2	298,740.68	0.15
Kentucky	3	399,219.09	0.20
Louisiana	4	326,125.38	0.16
Maine	2	347,328.56	0.17
Maryland	15	2,435,444.77	1.20
Massachusetts	25	4,821,846.85	2.38
Michigan	41	4,817,349.92	2.38
Minnesota	7	1,192,019.01	0.59
Mississippi	1	69,210.07	0.03
Missouri	22	2,508,430.61	1.24
Nebraska	4	345,144.26	0.17
Nevada	15	1,950,919.42	0.96

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
New Hampshire	6	1,072,524.28	0.53
New Jersey	45	10,464,609.74	5.17
New Mexico	5	868,159.01	0.43
New York	57	14,953,737.00	7.38
North Carolina	8	896,456.04	0.44
Ohio	42	5,661,569.79	2.80
Oklahoma	2	239,534.80	0.12
Oregon	17	2,482,747.07	1.23
Pennsylvania	10	1,403,121.01	0.69
Rhode Island	5	700,215.13	0.35
South Carolina	7	464,145.05	0.23
Tennessee	7	717,813.50	0.35
Texas	15	1,921,124.76	0.95
Utah	4	408,635.74	0.20
Virginia	13	2,391,559.35	1.18
Washington	29	4,336,275.34	2.14
Wisconsin	7	687,559.08	0.34
Wyoming	1	50,610.56	0.02
Total	1,128	$202,528,741.66	100.00%

Margins of Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N/A	204	$40,111,154.99	19.81%
2.00 - 2.49%	1	350,725.87	0.17
3.00 - 3.49	4	1,066,812.10	0.53
3.50 - 3.99	3	606,796.09	0.30
4.00 - 4.49	4	1,129,182.48	0.56
4.50 - 4.99	12	2,218,900.28	1.10
5.00 - 5.49	319	55,868,211.45	27.59
5.50 - 5.99	229	41,359,901.22	20.42
6.00 - 6.49	178	32,483,890.14	16.04
6.50 - 6.99	108	18,316,837.24	9.04
7.00 - 7.49	36	5,405,939.40	2.67
7.50 - 7.99	7	736,204.29	0.36
8.00 - 8.49	10	1,665,390.34	0.82
9.00 - 9.49	1	20,609.28	0.01
9.50 - 9.99	4	482,804.61	0.24
10.00 - 10.49	3	261,407.58	0.13
10.50 - 10.99	1	114,215.53	0.06
11.00 - 11.49	2	226,627.78	0.11
11.50 - 11.99	1	69,446.82	0.03
12.00 - 12.49	1	33,684.17	0.02
Total	1,128	$202,528,741.66	100.00%

Next Rate Change Dates of Mortgage Loans

Next Rate Change Dates (3 month range)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N/A	204	$40,111,154.99	19.81%
Oct 2003 - Dec 2003	7	523,676.35	0.26
Jan 2004 - Mar 2004	24	2,258,334.09	1.12
Apr 2004 - Jun 2004	18	2,042,413.18	1.01
Jul 2004 - Sep 2004	8	1,170,441.77	0.58
Oct 2004 - Dec 2004	6	1,060,222.81	0.52
Jan 2005 - Mar 2005	8	1,279,506.39	0.63
Apr 2005 - Jun 2005	437	73,873,203.35	36.48
Jul 2005 - Sep 2005	381	72,444,341.48	35.77
Jan 2006 - Mar 2006	1	198,486.64	0.10
Apr 2006 - Jun 2006	1	410,950.08	0.20
Jul 2006 - Sep 2006	30	6,219,843.65	3.07
Jul 2008 - Sep 2008	3	936,166.88	0.46
Total	1,128	$202,528,741.66	100.00%

Maximum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N/A	204	$40,111,154.99	19.81%
9.50 - 9.99%	1	293,907.40	0.15
10.00 - 10.49	2	625,649.70	0.31
10.50 - 10.99	2	588,334.39	0.29
11.00 - 11.49	2	475,810.87	0.23
11.50 - 11.99	40	8,842,727.54	4.37
12.00 - 12.49	46	9,966,532.30	4.92
12.50 - 12.99	85	17,389,792.44	8.59
13.00 - 13.49	72	14,173,809.49	7.00
13.50 - 13.99	114	23,349,336.26	11.53
14.00 - 14.49	96	17,743,788.61	8.76
14.50 - 14.99	152	27,027,882.82	13.35
15.00 - 15.49	88	14,163,293.60	6.99
15.50 - 15.99	95	12,949,973.82	6.39
16.00 - 16.49	55	7,040,998.75	3.48
16.50 - 16.99	36	3,821,242.21	1.89
17.00 - 17.49	15	1,889,194.12	0.93
17.50 - 17.99	12	1,258,409.17	0.62
18.00 - 18.49	4	430,822.00	0.21
18.50 - 18.99	3	173,804.80	0.09
19.00+	4	212,276.38	0.10
Total	1,128	$202,528,741.66	100.00%

citigroup

Minimum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N/A	204	$40,111,154.99	19.81%
0.00% - 0.49%	66	13,964,611.92	6.89
3.00 - 3.49	1	277,817.21	0.14
3.50 - 3.99	1	293,907.40	0.15
5.00 - 5.49	6	1,407,398.77	0.69
5.50 - 5.99	48	9,853,121.85	4.87
6.00 - 6.49	82	16,625,503.49	8.21
6.50 - 6.99	129	26,460,156.47	13.06
7.00 - 7.49	113	21,441,150.75	10.59
7.50 - 7.99	164	29,570,299.70	14.60
8.00 - 8.49	90	14,353,522.17	7.09
8.50 - 8.99	95	13,011,556.09	6.42
9.00 - 9.49	46	6,106,172.20	3.01
9.50 - 9.99	36	4,207,521.89	2.08
10.00 - 10.49	13	1,616,389.95	0.80
10.50 - 10.99	21	1,979,055.25	0.98
11.00 - 11.49	6	896,574.19	0.44
11.50 - 11.99	1	42,135.59	0.02
12.00 - 12.49	2	133,010.18	0.07
12.50 - 12.99	1	69,446.82	0.03
13.00 - 13.49	1	49,866.65	0.02
13.50 - 13.99	1	33,684.17	0.02
14.00 - 14.49	1	24,683.96	0.01
Total	1,128	$202,528,741.66	100.00%

Initial Periodic Rate Caps of Mortgage Loans

Initial Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N/A	204	$40,111,154.99	19.81%
1.00	7	982,023.57	0.48
1.50	592	100,000,239.08	49.38
2.00	43	8,273,140.18	4.08
3.00	279	52,226,016.96	25.79
5.00	3	936,166.88	0.46
Total	1,128	$202,528,741.66	100.00%

Subsequent Periodic Rate Caps of Mortgage Loans

Subsequent Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N/A	204	$40,111,154.99	19.81%
1.00	318	61,091,147.20	30.16
1.50	605	101,061,826.22	49.90
3.00	1	264,613.25	0.13
Total	1,128	$202,528,741.66	100.00%

Prepay Term of Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0	255	$44,792,119.85	22.12%
2	1	216,669.72	0.11
6	4	456,977.37	0.23
12	47	10,447,850.18	5.16
24	714	126,400,218.53	62.41
30	1	166,200.52	0.08
36	106	20,048,705.49	9.90
Total	1,128	$202,528,741.66	100.00%

Lien Position of Mortgage Loans

Lien Position	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
First Lien	1,092	$200,948,731.16	99.22%
Second Lien	36	1,580,010.50	0.78
Total	1,128	$202,528,741.66	100.00%

Balloon Flag of Mortgage Loans

Balloon Flag	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Non-Balloon	1,119	$201,858,808.67	99.67%
Balloon	9	669,932.99	0.33
Total	1,128	$202,528,741.66	100.00%

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
401 - 425	1	$7,875.96	0.00%
426 - 450	1	226,703.07	0.11
451 - 475	5	467,099.69	0.23
476 - 500	34	3,867,547.12	1.91
501 - 525	75	10,083,529.72	4.98
526 - 550	85	13,922,897.27	6.87
551 - 575	58	9,931,176.55	4.90
576 - 600	170	28,763,326.27	14.20
601 - 625	151	25,512,019.27	12.60
626 - 650	157	29,705,495.76	14.67
651 - 675	143	27,782,409.36	13.72
676 - 700	96	19,872,375.98	9.81
701 - 725	62	12,699,661.40	6.27
726 - 750	54	11,734,167.23	5.79
751 - 775	30	6,734,553.35	3.33
776 - 800	5	961,966.95	0.47
801 - 825	1	255,936.71	0.13
Total	1,128	$202,528,741.66	100.00%

Status of Mortgage Loans

Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Current	1,128	202,528,741.66	100.00%
Total	1,128	$202,528,741.66	100.00%

DESCRIPTION OF THE COLLATERAL

GROUP 2 COLLATERAL

Collateral Summary (*All numbers are approximate and subject to change*)

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of October 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	381	
Aggregate Current Principal Balance:	$86,711,551	
Current Principal Balance:	$227,589	$7,283 – $803,801
Original Principal Balance:	$228,715	$12,200 – $805,000
Gross Coupon:	7.30%	3.88% - 11.99%
Remaining Term (months – Stated):	351	80 – 359
Fixed-Rate Mortgage Loans:	24.91%	
Adjustable-Rate Mortgage Loans:	75.09%	
1st Lien:	97.28%	
Prepay Flag:	84.62%	
Simple Interest Loans:	0.00%	
Bankruptcy Flag:	0.69%	
Forbearance Flag:	0.76%	
BC Loan Flag:	87.50%	
Section 32 Loans:	0.00%	
Balloon Flag:	0.20%	
Adjustable Rate Loan Margin: (ARM Only)	5.67%	2.75% – 7.50%
Lifetime Maximum Interest Rate: (ARM Only)	13.60%	8.88% - 18.13%
Lifetime Minimum Interest Rate*: (ARM Only)	7.02%	5.50% – 11.50%
Next Interest Rate Change Date: (ARM Only)	July 2005	November 2003 – August 2010
Seasoning (months):	5	1 – 100
Combined LTV at Origination:	84.18%	18.12% - 117.95%
Borrower FICO:*	637	432 - 791

* Excludes Zero Values

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
$0.01 - $25,000.00	9	$188,180.00	0.22%
25,000.01 - 50,000.00	41	1,521,783.43	1.75
50,000.01 - 75,000.00	52	3,209,440.60	3.68
75,000.01 - 100,000.00	31	2,701,557.28	3.10
100,000.01 - 125,000.00	21	2,399,195.73	2.75
125,000.01 - 175,000.00	40	6,059,818.59	6.95
175,000.01 - 200,000.00	15	2,813,520.00	3.23
200,000.01 - 225,000.00	7	1,498,400.00	1.72
225,000.01 - 250,000.00	1	232,000.00	0.27
322,700.01 - 350,000.00	39	13,090,792.48	15.02
350,000.01 - 375,000.00	38	13,794,550.00	15.83
375,000.01 - 400,000.00	25	9,843,300.00	11.30
400,000.01 - 425,000.00	13	5,339,750.00	6.13
425,000.01 - 450,000.00	10	4,369,650.00	5.01
450,000.01 - 475,000.00	5	2,334,700.00	2.68
475,000.01 - 500,000.00	21	10,402,039.00	11.94
500,000.01 - 525,000.00	6	3,104,660.00	3.56
525,000.01 - 550,000.00	3	1,639,000.00	1.88
550,000.01 - 575,000.00	1	560,000.00	0.64
575,000.01 -1,000,000.00	3	2,038,000.00	2.34
Total	381	$87,140,337.11	100.00%

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
$0.01 - $25,000.00	13	$259,050.78	0.30%
25,000.01 - 50,000.00	38	1,431,383.62	1.65
50,000.01 - 75,000.00	54	3,353,297.93	3.87
75,000.01 - 100,000.00	28	2,450,263.78	2.83
100,000.01 - 125,000.00	20	2,276,811.31	2.63
125,000.01 - 175,000.00	41	6,134,470.94	7.07
175,000.01 - 200,000.00	16	3,003,813.60	3.46
200,000.01 - 225,000.00	6	1,294,167.24	1.49
225,000.01 - 250,000.00	1	231,234.69	0.27
300,000.00 - 322,700.00	1	321,868.08	0.37
322,700.01 - 350,000.00	39	13,077,920.16	15.08
350,000.01 - 375,000.00	37	13,399,883.49	15.45
375,000.01 - 400,000.00	26	10,197,585.09	11.76
400,000.01 - 425,000.00	12	4,922,052.27	5.68
425,000.01 - 450,000.00	10	4,351,199.98	5.02
450,000.01 - 475,000.00	6	2,797,405.51	3.23
475,000.01 - 500,000.00	20	9,892,343.36	11.41
500,000.01 - 525,000.00	6	3,093,497.16	3.57
525,000.01 - 550,000.00	3	1,634,451.16	1.88
550,000.01 - 575,000.00	2	1,129,677.61	1.30
575,000.01 -1,000,000.00	2	1,459,172.91	1.68
Total	381	$86,711,550.67	100.00%

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
3.50% - 3.99%	1	$548,376.87	0.63%
4.50 - 4.99	1	411,434.99	0.47
5.50 - 5.99	19	6,730,065.31	7.76
6.00 - 6.49	19	7,484,373.94	8.63
6.50 - 6.99	52	21,805,800.13	25.15
7.00 - 7.49	51	16,804,045.62	19.38
7.50 - 7.99	88	17,696,073.50	20.41
8.00 - 8.49	81	9,297,974.05	10.72
8.50 - 8.99	6	1,684,681.32	1.94
9.00 - 9.49	3	817,979.55	0.94
9.50 - 9.99	2	514,897.21	0.59
10.00 - 10.49	2	206,303.52	0.24
11.00 - 11.49	22	1,096,990.86	1.27
11.50 - 11.99	34	1,612,553.80	1.86
Total	381	$86,711,550.67	100.00%

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
61 - 120	4	$166,208.69	0.19%
121 - 180	13	633,845.45	0.73
181 - 240	36	1,572,307.72	1.81
241 - 300	9	455,908.16	0.53
301 - 360	319	83,883,280.65	96.74
Total	381	$86,711,550.67	100.00%

Seasoning

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 6	334	$81,015,253.00	93.43%
7 - 12	10	1,431,657.19	1.65
13 - 18	9	1,373,104.44	1.58
19 - 24	5	1,040,786.86	1.20
25 - 30	6	655,502.82	0.76
31 - 36	2	149,958.73	0.17
37 - 42	2	101,182.09	0.12
49 - 54	1	10,445.06	0.01
55 - 60	1	384,864.56	0.44
61+	11	548,795.92	0.63
Total	381	$86,711,550.67	100.00%

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01% - 25.00%	49	$2,231,035.37	2.57%
30.01 - 35.00	1	144,093.07	0.17
45.01 - 50.00	1	398,570.07	0.46
50.01 - 55.00	3	61,446.98	0.07
55.01 - 60.00	5	2,159,122.03	2.49
60.01 - 65.00	4	959,017.58	1.11
65.01 - 70.00	14	6,267,747.63	7.23
70.01 - 75.00	27	6,486,494.06	7.48
75.01 - 80.00	45	13,625,173.80	15.71
80.01 - 85.00	57	18,095,944.00	20.87
85.01 - 90.00	80	23,051,234.23	26.58
90.01 - 95.00	37	5,751,530.35	6.63
95.01 - 100.00	48	5,970,784.42	6.89
100.01 - 105.00	4	672,444.72	0.78
105.01 - 110.00	4	664,064.72	0.77
110.01 - 115.00	1	100,992.27	0.12
115.01 - 120.00	1	71,855.37	0.08
Total	381	$86,711,550.67	100.00%

Combined Loan-to-Value Ratios of Mortgage Loans at Origination

Combined LTVs at Origination	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01% - 25.00%	1	$64,370.34	0.07%
30.01 - 35.00	1	144,093.07	0.17
45.01 - 50.00	1	398,570.07	0.46
50.01 - 55.00	3	61,446.98	0.07
55.01 - 60.00	5	2,159,122.03	2.49
60.01 - 65.00	4	959,017.58	1.11
65.01 - 70.00	14	6,267,747.63	7.23
70.01 - 75.00	27	6,486,494.06	7.48
75.01 - 80.00	45	13,625,173.80	15.71
80.01 - 85.00	57	18,095,944.00	20.87
85.01 - 90.00	81	23,085,412.27	26.62
90.01 - 95.00	42	6,001,612.43	6.92
95.01 - 100.00	90	7,853,189.33	9.06
100.01 - 105.00	4	672,444.72	0.78
105.01 - 110.00	4	664,064.72	0.77
110.01 - 115.00	1	100,992.27	0.12
115.01 - 120.00	1	71,855.37	0.08
Total	381	$86,711,550.67	100.00%

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Investor	20	$2,699,027.37	3.11%
Primary	355	83,065,997.25	95.80
Second Home	6	946,526.05	1.09
Total	381	$86,711,550.67	100.00%

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2-4 Family	19	$3,320,489.89	3.83%
Condo	17	2,503,360.58	2.89
Manufactured Housing	3	293,808.83	0.34
Modular Home	1	118,587.88	0.14
PUD	41	12,013,041.32	13.85
Single Family	299	68,394,457.69	78.88
Townhouse	1	67,804.48	0.08
Total	381	$86,711,550.67	100.00%

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Cash-out Refinance	168	$45,917,304.99	52.95%
Purchase	178	34,532,377.01	39.82
Rate-term Refinance	35	6,261,868.67	7.22
Total	381	$86,711,550.67	100.00%

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alternate	10	$1,886,096.58	2.18%
Full	149	27,669,904.37	31.91
Limited	19	4,533,627.28	5.23
Missing	1	140,456.72	0.16
None	27	2,216,454.58	2.56
Stated Income	174	50,198,639.37	57.89
Streamlined	1	66,371.77	0.08
Total	381	$86,711,550.67	100.00%

Index of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
12 Month FNMA LIBOR	2	$959,811.86	1.11%
6 Month LIBOR	163	63,651,603.75	73.41
Fixed Rate	215	21,601,374.23	24.91
WSJ 1 Month LIBOR	1	498,760.83	0.58
Total	381	$86,711,550.67	100.00%

Loan type of Mortgage Loans

Loan Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2_28	157	$61,508,737.77	70.93%
3_27	7	2,641,626.81	3.05
5_25	1	411,434.99	0.47
7_23	1	548,376.87	0.63
Balloon	3	174,829.26	0.20
Fixed	212	21,426,544.97	24.71
Total	381	$86,711,550.67	100.00%

Geographical Distribution of Mortgage Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alabama	1	$53,549.29	0.06%
Arizona	8	1,035,392.42	1.19
Arkansas	1	31,897.65	0.04
California	153	51,878,182.38	59.83
Colorado	8	1,169,848.93	1.35
Connecticut	1	326,244.61	0.38
Florida	47	5,747,837.82	6.63
Georgia	5	1,497,188.96	1.73
Idaho	2	353,781.29	0.41
Illinois	9	1,042,230.93	1.20
Indiana	8	895,242.76	1.03
Kansas	2	444,223.47	0.51
Kentucky	1	39,766.42	0.05
Louisiana	3	267,075.76	0.31
Maine	1	334,737.47	0.39
Maryland	2	552,342.71	0.64
Massachusetts	5	1,320,019.23	1.52
Michigan	7	1,277,454.98	1.47
Minnesota	2	563,012.47	0.65
Mississippi	1	71,855.37	0.08
Missouri	3	631,005.67	0.73
Nevada	5	729,068.98	0.84
New Jersey	6	1,869,017.78	2.16
New Mexico	6	677,165.58	0.78
New York	28	4,194,586.91	4.84
North Carolina	2	49,714.86	0.06
Ohio	7	1,204,973.00	1.39
Oklahoma	6	563,054.50	0.65
Oregon	3	426,960.77	0.49
Pennsylvania	5	305,632.77	0.35
South Carolina	4	709,782.41	0.82
Tennessee	3	123,236.10	0.14
Texas	16	1,549,355.36	1.79
Utah	5	846,373.02	0.98
Virginia	5	1,624,696.62	1.87
Washington	7	1,777,548.42	2.05
Wisconsin	2	142,628.44	0.16
Wyoming	1	384,864.56	0.44
Total	381	$86,711,550.67	100.00%

Margins of Mortgage Loans

Margins	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N/A	215	$21,601,374.23	24.91%
2.50% - 2.99%	2	959,811.86	1.11
4.50 - 4.99	3	1,146,355.24	1.32
5.00 - 5.49	64	26,925,212.24	31.05
5.50 - 5.99	46	18,067,094.63	20.84
6.00 - 6.49	29	11,073,006.41	12.77
6.50 - 6.99	17	5,633,655.49	6.50
7.00 - 7.49	4	1,135,736.64	1.31
7.50 - 7.99	1	169,303.93	0.20
Total	381	$86,711,550.67	100.00%

Next Rate Change Dates of Mortgage Loans

Next Rate Change Dates (3 Month Range)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N/A	215	$21,601,374.23	24.91%
Oct 2003 - Dec 2003	3	600,251.83	0.69
Jan 2004 - Mar 2004	1	118,587.88	0.14
Apr 2004 - Jun 2004	4	712,949.56	0.82
Jul 2004 - Sep 2004	1	463,742.07	0.53
Oct 2004 - Dec 2004	3	862,705.66	0.99
Jan 2005 - Mar 2005	1	330,896.12	0.38
Apr 2005 - Jun 2005	78	32,377,309.65	37.34
Jul 2005 - Sep 2005	67	26,373,191.12	30.41
Jan 2006 - Mar 2006	6	2,310,730.69	2.66
Jul 2008 - Sep 2008	1	411,434.99	0.47
Jul 2010 - Sep 2010	1	548,376.87	0.63
Total	381	$86,711,550.67	100.00%

Maximum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N/A	215	$21,601,374.23	24.91%
8.50% - 8.99%	1	548,376.87	0.63
10.50 - 10.99	1	411,434.99	0.47
11.50 - 11.99	6	2,316,011.54	2.67
12.00 - 12.49	10	3,749,156.51	4.32
12.50 - 12.99	34	13,780,689.38	15.89
13.00 - 13.49	20	7,754,734.78	8.94
13.50 - 13.99	33	14,011,329.08	16.16
14.00 - 14.49	24	9,617,213.78	11.09
14.50 - 14.99	22	8,827,550.19	10.18
15.00 - 15.49	4	1,408,899.28	1.62
15.50 - 15.99	5	1,767,593.65	2.04
16.00 - 16.49	3	566,158.13	0.65
16.50 - 16.99	1	144,093.07	0.17
17.50 - 17.99	1	79,706.37	0.09
18.00 - 18.49	1	127,228.82	0.15
Total	381	$86,711,550.67	100.00%

Minimum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N/A	215	$21,601,374.23	24.91%
0.00% - 0.49%	19	7,482,238.02	8.63
5.50 - 5.99	17	6,439,809.82	7.43
6.00 - 6.49	17	6,732,524.69	7.76
6.50 - 6.99	45	18,442,191.99	21.27
7.00 - 7.49	29	11,401,720.48	13.15
7.50 - 7.99	23	10,140,335.29	11.69
8.00 - 8.49	4	1,439,110.07	1.66
8.50 - 8.99	6	1,684,681.32	1.94
9.00 - 9.49	3	817,979.55	0.94
9.50 - 9.99	1	370,804.14	0.43
10.00 - 10.49	1	79,074.70	0.09
11.50 - 11.99	1	79,706.37	0.09
Total	381	$86,711,550.67	100.00%

Initial Periodic Rate Caps of Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N/A	215	$21,601,374.23	24.91%
1.00	2	504,041.40	0.58
1.50	95	38,859,903.52	44.82
2.00	2	158,781.07	0.18
3.00	66	25,039,073.58	28.88
5.00	1	548,376.87	0.63
Total	381	$86,711,550.67	100.00%

Subsequent Periodic Rate Caps of Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N/A	215	$21,601,374.23	24.91%
1.00	67	25,123,026.63	28.97
1.50	97	39,027,337.95	45.01
2.00	1	411,434.99	0.47
2.75	1	548,376.87	0.63
Total	381	$86,711,550.67	100.00%

Prepay Penalty Term of Mortgage Loans

Prepay Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0	103	$13,336,312.22	15.38%
12	18	6,390,733.78	7.37
24	141	50,910,814.65	58.71
30	1	118,587.88	0.14
36	103	14,145,912.86	16.31
48	2	181,293.57	0.21
60	13	1,627,895.71	1.88
Total	381	$86,711,550.67	100.00%

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
426 - 450	1	$54,683.37	0.06%
451 - 475	5	613,385.20	0.71
476 - 500	11	1,379,482.84	1.59
501 - 525	18	2,883,348.32	3.33
526 - 550	18	3,576,114.75	4.12
551 - 575	23	3,902,037.52	4.50
576 - 600	38	10,477,929.59	12.08
601 - 625	48	12,401,130.47	14.30
626 - 650	58	16,734,056.35	19.30
651 - 675	51	10,400,186.64	11.99
676 - 700	39	9,137,018.38	10.54
701 - 725	36	8,743,293.53	10.08
726 - 750	22	3,848,170.35	4.44
751 - 775	10	2,394,559.81	2.76
776 - 800	1	62,932.00	0.07
Not Available	2	103,221.55	0.12
Total	381	$86,711,550.67	100.00%

Lien Position of Mortgage Loans

Lien Position	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
First Lien	332	$84,350,217.81	97.28%
Second Lien	49	2,361,332.86	2.72
Total	381	$86,711,550.67	100.00%

Balloon Flag of Mortgage Loans

Balloon Flag	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Non-Balloon	378	$86,536,721.41	99.80%
Balloon	3	174,829.26	0.20
Total	381	$86,711,550.67	100.00%

Status of Mortgage Loans

Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Current	381	86,711,550.67	100.00%
Total	381	$86,711,550.67	100.00%

DESCRIPTION OF THE COLLATERAL

GROUP 3 COLLATERAL

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the fixed-rate home equity loans are listed as of the Cut-off Date of October 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	567	
Aggregate Current Principal Balance:	$61,869,767	
Current Principal Balance:	$109,118	$124 – $606,399
Original Principal Balance:	$110,122	$3,250 – $607,500
Gross Coupon:	7.68%	5.00% - 10.99%
Remaining Term (months – Stated):	322	1 – 359
Fixed-Rate Mortgage Loans:	100.00%	
1st Lien:	86.71%	
Prepay Flag:	65.71%	
Simple Interest Loans:	0.11%	
Bankruptcy Flag:	0.15%	
Forbearance Flag:	0.52%	
BC Loan Flag:	82.11%	
Section 32 Loans:	0.15%	
Balloon Flag:	3.61%	
Seasoning (months):	6	1 – 189
Combined LTV at Origination:	83.46%	6.25% - 121.96%
Borrower FICO:*	648	436 - 798

* Excludes Zero Values

GROUP III-COLLATERAL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
$0.01 - $25,000.00	29	$626,476.45	1.00%
25,000.01 - 50,000.00	149	5,382,032.23	8.62
50,000.01 - 75,000.00	100	6,099,606.61	9.77
75,000.01 - 100,000.00	71	6,097,138.52	9.76
100,000.01 - 125,000.00	46	5,105,394.57	8.18
125,000.01 - 175,000.00	74	10,869,996.91	17.41
175,000.01 - 200,000.00	37	6,905,371.82	11.06
200,000.01 - 225,000.00	20	4,230,436.00	6.78
225,000.01 - 250,000.00	1	227,000.00	0.36
250,000.01 - 275,000.00	1	260,000.00	0.42
322,700.01 - 350,000.00	11	3,722,000.00	5.96
350,000.01 - 375,000.00	6	2,172,200.00	3.48
375,000.01 - 400,000.00	1	379,500.00	0.61
400,000.01 - 425,000.00	1	420,000.00	0.67
425,000.01 - 450,000.00	4	1,768,000.00	2.83
450,000.01 - 475,000.00	4	1,847,750.00	2.96
475,000.01 - 500,000.00	6	2,963,000.00	4.75
500,000.01 - 525,000.00	1	512,000.00	0.82
525,000.01 - 550,000.00	1	549,500.00	0.88
550,000.01 - 575,000.00	3	1,694,250.00	2.71
575,000.01 -1,000,000.00	1	607,500.00	0.97
Total:	567	$62,439,153.11	100.00%

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
$0.01 - $25,000.00	30	$634,007.81	1.02%
25,000.01 - 50,000.00	151	5,394,377.03	8.72
50,000.01 - 75,000.00	102	6,222,669.69	10.06
75,000.01 - 100,000.00	69	5,929,070.21	9.58
100,000.01 - 125,000.00	43	4,750,960.20	7.68
125,000.01 - 175,000.00	75	11,002,437.59	17.78
175,000.01 - 200,000.00	37	6,910,718.29	11.17
200,000.01 - 225,000.00	21	4,438,682.38	7.17
322,700.01 - 350,000.00	11	3,712,803.91	6.00
350,000.01 - 375,000.00	6	2,164,785.68	3.50
375,000.01 - 400,000.00	1	378,667.30	0.61
400,000.01 - 425,000.00	1	418,460.66	0.68
425,000.01 - 450,000.00	4	1,761,029.30	2.85
450,000.01 - 475,000.00	4	1,841,336.21	2.98
475,000.01 - 500,000.00	6	2,958,035.01	4.78
500,000.01 - 525,000.00	1	509,846.35	0.82
525,000.01 - 550,000.00	1	546,989.14	0.88
550,000.01 - 575,000.00	3	1,688,491.76	2.73
575,000.01 -1,000,000.00	1	606,398.66	0.98
Total:	567	$61,869,767.18	100.00%

citigroup

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
5.00% - 5.49%	2	$687,500.22	1.11%
5.50 - 5.99	22	7,896,342.02	12.76
6.00 - 6.49	28	5,232,459.91	8.46
6.50 - 6.99	77	14,436,911.90	23.33
7.00 - 7.49	69	8,404,676.19	13.58
7.50 - 7.99	41	4,853,676.56	7.84
8.00 - 8.49	10	1,138,252.46	1.84
8.50 - 8.99	61	5,401,666.46	8.73
9.00 - 9.49	34	2,330,660.52	3.77
9.50 - 9.99	46	3,075,585.85	4.97
10.00 - 10.49	34	1,798,427.86	2.91
10.50 - 10.99	143	6,613,607.23	10.69
Total:	567	$61,869,767.18	100.00%

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 60	1	$124.43	0.00%
61 - 120	8	291,447.66	0.47
121 - 180	84	5,448,295.76	8.81
181 - 240	154	8,212,780.46	13.27
241 - 300	11	705,995.11	1.14
301 - 360	309	47,211,123.76	76.31
Total:	567	$61,869,767.18	100.00%

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 6	513	$57,985,106.66	93.72%
7 - 12	9	282,368.04	0.46
13 - 18	2	151,722.01	0.25
19 - 24	7	483,741.68	0.78
25 - 30	6	707,742.48	1.14
31 - 36	1	164,129.12	0.27
37 - 42	4	210,974.52	0.34
43 - 48	5	506,824.86	0.82
49 - 54	4	438,263.30	0.71
55 - 60	3	162,437.35	0.26
61+	13	776,457.16	1.25
Total:	567	$61,869,767.18	100.00%

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01% - 25.00%	195	$8,359,101.08	13.51%
30.01 - 35.00	1	76,477.62	0.12
35.01 - 40.00	5	943,412.89	1.52
40.01 - 45.00	1	97,114.88	0.16
45.01 - 50.00	3	210,450.93	0.34
50.01 - 55.00	5	1,492,894.68	2.41
55.01 - 60.00	11	2,328,576.37	3.76
60.01 - 65.00	15	3,246,702.40	5.25
65.01 - 70.00	15	3,772,847.97	6.10
70.01 - 75.00	26	5,732,988.61	9.27
75.01 - 80.00	57	9,156,784.98	14.80
80.01 - 85.00	30	3,979,909.02	6.43
85.01 - 90.00	66	8,190,300.45	13.24
90.01 - 95.00	54	5,379,934.75	8.70
95.01 - 100.00	70	7,934,465.94	12.82
100.01 - 105.00	6	561,228.33	0.91
105.01 - 110.00	3	215,960.17	0.35
110.01 - 115.00	2	100,214.48	0.16
115.01 - 120.00	1	36,505.77	0.06
120.01 - 125.00	1	53,895.86	0.09
Total:	567	$61,869,767.18	100.00%

Combined Loan-to-Value Ratios of Mortgage Loans at Origination

Combined LTVs at Origination	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01% - 25.00%	3	$134,465.57	0.22%
30.01 - 35.00	1	76,477.62	0.12
35.01 - 40.00	5	943,412.89	1.52
40.01 - 45.00	1	97,114.88	0.16
45.01 - 50.00	3	210,450.93	0.34
50.01 - 55.00	5	1,492,894.68	2.41
55.01 - 60.00	11	2,328,576.37	3.76
60.01 - 65.00	15	3,246,702.40	5.25
65.01 - 70.00	15	3,772,847.97	6.10
70.01 - 75.00	27	5,812,862.97	9.40
75.01 - 80.00	57	9,156,784.98	14.80
80.01 - 85.00	30	3,979,909.02	6.43
85.01 - 90.00	67	8,230,868.26	13.30
90.01 - 95.00	63	5,778,573.33	9.34
95.01 - 100.00	249	15,587,388.61	25.19
100.01 - 105.00	7	590,653.96	0.95
105.01 - 110.00	4	239,166.63	0.39
110.01 - 115.00	2	100,214.48	0.16
115.01 - 120.00	1	36,505.77	0.06
120.01 - 125.00	1	53,895.86	0.09
Total:	567	$61,869,767.18	100.00%

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Investor	25	$3,214,629.21	5.20%
Primary	537	57,232,347.86	92.50
Second Home	5	1,422,790.11	2.30
Total:	567	$61,869,767.18	100.00%

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2-4 Family	32	$3,942,309.88	6.37%
Mixed Use	1	33,311.05	0.05
Condo	34	2,959,109.76	4.78
Manufactured Housing	2	90,120.76	0.15
PUD	45	4,279,581.01	6.92
Single Family	453	50,565,334.72	81.73
Total:	567	$61,869,767.18	100.00%

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Cash-out Refinance	193	$28,449,189.23	45.98%
Purchase	325	25,660,726.56	41.48
Rate-term Refinance	49	7,759,851.39	12.54
Total:	567	$61,869,767.18	100.00%

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alternate	15	$1,263,905.37	2.04%
Full	288	32,391,657.37	52.35
Limited	18	2,489,454.64	4.02
Missing	6	381,730.09	0.62
None	53	4,671,474.44	7.55
Stated Income	186	20,645,408.33	33.37
Streamlined	1	26,136.94	0.04
Total:	567	$61,869,767.18	100.00%

Loan Type of Mortgage Loans

Loan Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Balloon	40	$2,231,344.65	3.61%
Fixed	527	59,638,422.53	96.39
Total:	567	$61,869,767.18	100.00%

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alabama	5	$323,056.04	0.52%
Arizona	10	742,081.04	1.20
Arkansas	2	61,182.36	0.10
California	154	21,619,141.34	34.94
Colorado	17	1,320,099.11	2.13
Connecticut	12	1,415,025.55	2.29
Delaware	1	89,459.78	0.14
District of Columbia	2	106,338.97	0.17
Florida	74	7,282,754.33	11.77
Georgia	5	681,327.65	1.10
Idaho	3	72,331.54	0.12
Illinois	12	1,221,726.68	1.97
Indiana	15	1,070,999.10	1.73
Iowa	4	195,847.05	0.32
Kentucky	2	117,834.43	0.19
Louisiana	3	353,555.27	0.57
Maine	2	109,225.72	0.18
Maryland	4	585,721.83	0.95
Massachusetts	6	1,050,690.36	1.70
Michigan	7	776,382.88	1.25
Minnesota	9	422,877.26	0.68
Mississippi	4	353,261.42	0.57
Missouri	10	826,104.32	1.34
Nebraska	8	364,820.48	0.59
Nevada	15	1,819,728.90	2.94
New Hampshire	2	78,639.00	0.13
New Jersey	20	5,319,430.41	8.60
New Mexico	3	154,213.08	0.25
New York	33	5,014,015.69	8.10

citigroup

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
North Carolina	5	322,223.89	0.52
Ohio	6	739,070.02	1.19
Oklahoma	8	507,255.66	0.82
Oregon	13	1,073,888.11	1.74
Pennsylvania	6	999,591.35	1.62
Rhode Island	1	28,829.15	0.05
South Carolina	5	366,043.04	0.59
South Dakota	1	26,642.09	0.04
Tennessee	6	396,828.28	0.64
Texas	38	1,913,682.28	3.09
Utah	5	144,163.55	0.23
Virginia	7	611,993.18	0.99
Washington	20	1,108,311.40	1.79
Wisconsin	2	83,373.59	0.13
Total:	567	$61,869,767.18	100.00%

Prepay Term of Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0	213	$21,214,459.87	34.29%
3	1	36,555.90	0.06
6	1	103,173.79	0.17
12	18	2,231,617.02	3.61
24	69	3,539,959.41	5.72
35	1	111,800.85	0.18
36	252	33,085,782.97	53.48
60	11	1,398,351.13	2.26
120	1	148,066.24	0.24
Total:	567	$61,869,767.18	100.00%

Lien Position of Mortgage Loans

Lien Position	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
First Lien	375	$53,645,131.67	86.71%
Second Lien	192	8,224,635.51	13.29
Total:	567	$61,869,767.18	100.00%

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Not Available	4	$126,530.09	0.20%
426 - 450	1	154,631.92	0.25
451 - 475	3	178,872.20	0.29
476 - 500	12	1,008,297.73	1.63
501 - 525	16	1,105,584.22	1.79
526 - 550	27	3,640,480.65	5.88
551 - 575	19	1,776,207.17	2.87
576 - 600	62	6,527,372.37	10.55
601 - 625	83	7,268,249.03	11.75
626 - 650	85	9,593,497.12	15.51
651 - 675	72	7,341,630.87	11.87
676 - 700	71	8,029,675.25	12.98
701 - 725	53	6,678,048.08	10.79
726 - 750	39	5,885,038.55	9.51
751 - 775	15	2,056,809.20	3.32
776 - 800	5	498,842.73	0.81
Total:	567	$61,869,767.18	100.00%

Status of Mortgage Loans

Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Current	567	61,869,767.18	100.00%
Total:	567	$61,869,767.18	100.00%

1-Month LIBOR and 6-Month LIBOR Forward Curves


1 Month and 6 Month Libor Forwards
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
Rate (%)
0
6
12
18
24
30
36
42
48
54
60
66
72
78
84
Period
1M Libor
6M Libor